EXHIBIT 99.20



                                     [LOGO]
                              YAMANA RESOURCES INC.





                         MANAGEMENT INFORMATION CIRCULAR

                                     for the


                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS




                                       of


                              YAMANA RESOURCES INC.



                                  to be held on

                              Friday, July 25, 2003

                              YAMANA RESOURCES INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of Yamana Resources Inc. (the "Corporation") will be held at the Patty Watt Room, The Design Exchange, 234 Bay Street, Toronto, Ontario on July 25, 2003 at 10:00 a.m. (Toronto time) for the following purposes:

1.   to receive the 2003 Financial Statements;

2.   to elect the directors of the Corporation for the ensuing year;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors of the Corporation;

4. to approve a resolution authorizing the Corporation to: (a) acquire from Santa Elina Mines Corporation ("Santa Elina") all of the issued and outstanding shares in the capital of two Brazilian corporations, to be incorporated by Santa Elina and to which certain gold properties located in Brazil will be transferred, in exchange for the issuance to Santa Elina of 27,723,940 common shares of the Corporation; and (b) undertake a financing for minimum gross proceeds of $50,000,000 and maximum gross proceeds of $65,000,000;

5. to approve a resolution authorizing the Corporation to acquire from an affiliate of Santa Elina, a Brazilian corporation to be incorporated by Santa Elina and to which a copper-gold project in Brazil will be transferred, in exchange for $48,500,000 payable in common shares of the Corporation, with a potential subsequent price adjustment payable in cash or additional common shares at the election of the Corporation;

6. to approve a special resolution authorizing the Corporation to change its name to Yamana Gold Inc.;

7. to approve a special resolution authorizing the Corporation to effect a share consolidation on a one for 24 basis, subject to adjustment, as described in the Information Circular;

8. to approve certain share compensation arrangements whereby certain obligations owed by the Corporation to various employees of, and consultants to, the Corporation will be settled in exchange for the issuance by the Corporation of certain securities to such employees and consultants;

9. to approve an amendment to increase the number of common shares issuable pursuant to stock options granted under the Corporation's Share Incentive Plan as described in the Information Circular; and

10.  to transact such other business as may properly come before the Meeting.

Information relating to items 1 through 9 above is set forth in the accompanying Information Circular.

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 either in person or by mail, or by facsimile to the attention of the Proxy Department at (416) 368-2502. In order to be valid, proxies must be received by the transfer agent at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

The Corporation has fixed the close of business on June 13, 2003 as the record date for determining holders of common shares of the Corporation who are entitled to receive this Notice, and to attend and vote at the Meeting.

DATED at Santa Barbara, California, on June 25, 2003.

On behalf of the Board of Directors of Yamana Resources Inc.


(signed)
Victor H. Bradley
President and Chief Executive Officer

                                TABLE OF CONTENTS


GLOSSARY OF TERMS .............................................................1
SUMMARY........................................................................5
        Date, Place and Purpose of the Meeting.................................5
        The Proposed Transaction...............................................5
        Financing .............................................................5
        Chapada Option ........................................................6
        Name Change ...........................................................7
        Share Consolidation....................................................7
        Share Compensation Arrangements........................................7
        Amendment to Share Incentive Plan......................................7
        Recommendation to the Shareholders.....................................7
        Shareholder Votes Required.............................................7
INFORMATION CIRCULAR...........................................................8
RECORD DATE ...................................................................8
APPOINTMENT AND REVOCATION OF PROXIES .........................................8
VOTING OF PROXIES .............................................................9
SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS......................9
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES..................10
BUSINESS OF THE MEETING ......................................................10
        Receipt of 2003 Consolidated Financial Statements.....................10
        Election of Directors.................................................10
        Appointment of Auditors and Approval of Remuneration .................12
        Proposed Transaction and Financing ...................................12
        Chapada Option........................................................13
        Name Change ..........................................................14
        Share Consolidation...................................................14
        Share Compensation Arrangements.......................................16
        Amendment to Share Incentive Plan.....................................18
INFORMATION CONCERNING THE TRANSACTIONS.......................................19
        Background............................................................19
        Purpose and Benefits of the Reverse Take-Over ........................19
        Effect of the Reverse Take-Over Upon Shareholders ....................19
        Details of the Proposed Transaction ..................................20
        Details of the Financing .............................................21
        Details of the Chapada Option.........................................21
        Master Agreement .....................................................22
        Fairness Opinion of Westwind Partners Inc.............................23
        Deliberations and Recommendations of the Board of Directors...........23
        Risk Factors..........................................................24
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION ..............24
INFORMATION CONCERNING THE PROPERTIES ........................................25
        Sao Francisco and Sao Vicente Properties .............................25
        Fazenda Nova/Lavrinha Property .......................................34
        Chapada Property .....................................................40
        Fazenda Brasileiro Property ..........................................40
EXECUTIVE COMPENSATION .......................................................51
        Employment Contracts..................................................52
        Compensation of Directors.............................................53
        Composition of the Compensation Committee.............................53
        Report on Executive Compensation......................................53
PERFORMANCE GRAPH ............................................................54
MANAGEMENT CONTRACTS .........................................................54


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                                      -ii-


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS ................................54
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON ......................54
SHAREHOLDERS PROPOSALS .......................................................55
ADDITIONAL INFORMATION .......................................................55
OTHER BUSINESS................................................................55
APPROVAL .....................................................................55
GLOSSARY OF MINING TERMS .....................................................56
SCHEDULE "A" FAIRNESS OPINION.................................................Al
SCHEDULE "B" UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ..................BI


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                                      -1-


                                GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders. These defined terms are not used in the appendices included herein.

"Agents" means the Lead Agent, BMO Nesbitt Bums Inc. and Westwind Partners Inc.

"Associate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended from time to time, except as otherwise provided herein.

"Assignment Agreement" means the agreement to be entered into between Mineracao Brasileiro and one of the TargetCos governing the assignment of Mineracao Brasileiro's interest in the Fazenda Brasileiro Acquisition Agreement.

"Board of  Directors"  means the board of directors of Yamana.

"CBCA" means the Canada Business Corporations Act, as amended from time to time.

"Chapada Adjustment Shares" means the post-Share Consolidation common shares in the capital of Yamana to be issued, if applicable, as additional consideration for the ChapadaCo Shares as fully paid and non-assessable shares.

"Chapada Agreement" means the agreement made as of June 23, 2003 between Mineracao Maraca and Yamana pursuant to which Yamana is granted an option to purchase the ChapadaCo Shares, subject to the conditions contained therein.

"ChapadaCo" means a corporation to be incorporated pursuant to the laws of Brazil for the purpose of carrying out the transactions contemplated by the Chapada Agreement.

"ChapadaCo Shares" means all of the issued and outstanding shares in the capital of ChapadaCo.

"Chapada Option" means the option to purchase the ChapadaCo Shares granted to Yamana pursuant to the Chapada Agreement.

"Chapada Option Shares" means up to 37,307,692 post-Share Consolidation common shares in the capital of Yamana to be issued as initial consideration for the ChapadaCo Shares as fully paid and non-assessable shares.

"Chapada Properties" means the rights, title and interest to the claims, exploration licenses and mining license as more particularly described in the Chapada Agreement.

"Chapada Resolution" means the Ordinary Resolution set forth in this Information Circular approving the issuance of the Chapada Option Shares and up to 15,156,250 Chapada Adjustment Shares following the exercise of the Chapada Option.

"Closing Date" means July 29, 2003.

"Common Shares" means common shares without par value in the capital of Yamana prior to the implementation of the Share Consolidation.

"Convertible Note Indenture" means the trust indenture between the Corporation and CIBC Mellon Trust Company dated as of July 17, 1998 and amended by a supplemental trust indenture dated as of July 16, 1999 and a second supplemental trust indenture dated as of January 7, 2000.

"Convertible Notes" means the 8% convertible notes of the Corporation due July 17, 2003 issued pursuant to the Convertible Note Indenture.

"Corporation"   or  "Yamana"   means  Yamana   Resources   Inc.,  a  corporation
incorporated under the CBCA.

"CVRD" means Companhia Vale do Rio Doce.


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                                      -2-


"Definitive Agreement" means the share purchase agreement made as of June 23, 2003 between Santa Elina and Yamana pursuant to which Yamana agreed to purchase the TargetCo Shares, subject to the conditions contained therein.

"Director" means the Director appointed under the CBCA.

"Disinterested Ordinary Resolution" means a resolution passed by a simple majority of the votes cast in person or by proxy by disinterested Yamana Shareholders at the Meeting.

"Exchange Date" means the exchange date of the Subscription Receipts as determined by the Corporation and the Agents.

"Expiry Time" means the expiry time on the expiry date of the Warrants as determined by the Corporation and the Agents.

"Fazenda Brasileiro Acquisition Agreement" means the agreement dated as of June 17, 2003 between Mineracao Brasileiro, Santa Elina and CVRD in respect of the acquisition of mining assets including the Fazenda Brasileiro mine.

"Financing" means the offering of Subscription Receipts to raise minimum gross proceeds of $50,000,000 and maximum gross proceeds of $65,000,000 at the Offering Price, to close prior to the Proposed Transaction.

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles as so described and promulgated by the Canadian Institute of Chartered Accountants which are applicable as at the date on which the need to refer to GAAP arises.

"Information Circular" or "Circular" means this management information circular of Yamana, including all Schedules hereto.

"Lead Agent" means Canaccord Capital  Corporation.

"Master Agreement" means the agreement made as of June 23, 2003 between Santa Elina and Yamana contemplating the concurrent completion of the various transactions and related corporate matters disclosed in this Information Circular.

"Meeting" means the Annual and Special Meeting of the Yamana Shareholders to be held at 10:00 a.m. (Toronto time) on Friday, July 25, 2003, or any adjournment thereof.

"Mineracao Brasileiro" means Mineracao Fazenda Brasileiro S/A, a corporation incorporated under the laws of Brazil.

"Mineracao   Maraca"  means  Mineracao  Maraca  Industria  e  Comercio  S.A.,  a corporation incorporated under the laws of Brazil.

"Name Change Resolution" means the Special Resolution set forth in this Information Circular approving the change of the Corporation's name.

"Offering Price" means the price of the Subscription Receipts determined through negotiations between the Corporation and the Agents.

"Ordinary Resolution" means a resolution passed by a simple majority of the votes cast in person or by proxy by the Yamana Shareholders at the Meeting.

"Pro Forma Consolidated Balance Sheet" means the pro forma consolidated balance sheet of Yamana as at February 28, 2003 adjusted to give effect to the Proposed Transaction and the Financing, before and after giving effect to the issuance of the Chapada Option Shares pursuant to the exercise of the Chapada Option, together with the notes thereto, attached as Schedule "B".

"Proposed Transaction" means the acquisition by Yamana from Santa Elina of the TargetCo Shares and the concurrent Reverse Take-Over.


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                                      -3-


"RTO Resolution" means the Ordinary Resolution set forth in this Information Circular approving, jointly, the Proposed Transaction and the Financing.

"Reverse Take-Over" or "RTO" means the issuance of the Transaction Shares in the course of the Proposed Transaction resulting in a change of effective control of Yamana.

"Santa Elina" means Santa Elina Mines Corporation, a corporation incorporated under the laws of the British Virgin Islands.

"Santa Elina Properties" means, collectively, the Sao Francisco and Sao Vicente properties and the Fazenda Nova/Lavrinha property, being the mining concessions and the applications for exploration and exploration permits issued by the National Department of Mineral Production of Brazil to Santa Elina, and the licenses pertaining to the same, the applications for exploration and exploration permits issued by the National Department of Mineral Production of Brazil, and the titles to land, all as more particularly listed in the Definitive Agreement.

"Share Compensation Resolutions" means the Disinterested Ordinary Resolutions described in this Information Circular approving the issuance of securities to certain employees and consultants of Yamana.

"Share Consolidation" means the consolidation of the issued and outstanding Common Shares on the basis of a factor of one new common share in the capital of the Corporation for 24 existing Common Shares, provided that if the number of existing Common Shares issued and outstanding prior to the closing of the Proposed Transaction, the Financing and the issuance of the Chapada Option Shares is more than 117,416,640, then the consolidation factor shall be the lesser of (a) 30 and (b) that number calculated by dividing the number of issued and outstanding Common Shares immediately prior to closing of the Proposed Transaction by 4,892,360.

"Share Consolidation Resolution" means the Special Resolution set forth in this Information Circular approving the Share Consolidation.

"Special Resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by Yamana Shareholders at the Meeting.

"Share Incentive Plan" means the Corporation's amended share incentive plan dated August 14, 1998.

"Share Incentive Plan Resolution" means the Ordinary Resolution described in this Information Circular approving the amendment to the Corporation's Share Incentive Plan.

"Subscription Receipt" means a subscription receipt entitling the holder thereof to receive, without payment of additional consideration, one post-Share Consolidation common share in the capital of Yamana and one-half of one Warrant.

"TargetCos" means, collectively, the two corporations to be incorporated by Santa Elina under the laws of Brazil for the purpose of carrying out the Proposed Transaction.

"TargetCo Shares" means all of the issued and outstanding shares in the capital of the TargetCos.

"Transaction Shares" means up to 27,723,940 post-Share Consolidation common shares in the capital of Yamana to be issued to Santa Elina as consideration for the TargetCo Shares as fully paid and non-assessable shares.

"Trustee"  means CIBC  Mellon  Trust  Company.

"TSX" means the Toronto Stock Exchange.

"Warrant" means a warrant entitling the holder thereof to purchase one post-Share Consolidation common share in the capital of Yamana until the Expiry Time at a price to be determined by negotiation between the Corporation and the Agents.

"Westwind" means Westwind Partners Inc.

"Westwind Fairness Opinion" means the fairness opinion of Westwind dated June 24, 2003 in respect of the Proposed Transaction and Chapada Option, a copy of which is appended to this Information Circular as Schedule


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                                       -4-


"Yamana Shareholders" or "Shareholders" means, at any time, the holders at that time of Common Shares.


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                                      -5-


                                     SUMMARY

The following is a summary of certain information contained in this Information Circular. This summary is not intended to be complete and is fully qualified in its entirety by the more detailed information contained elsewhere in this Information Circular and the attached appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Information Circular.

Date, Place and Purpose of the Meeting

The Meeting will be held on Friday, July 25, at 10:00 a.m. (Toronto time), at the Patty Watt Room, The Design Exchange, 234 Bay Street, Toronto, Ontario. The purpose of the Meeting is to consider, among other things, the Proposed Transaction and the Financing. See "Business of the Meeting."

At the Meeting, the Yamana Shareholders will consider resolutions to elect the directors of Yamana for the upcoming year; to appoint auditors of Yamana for the upcoming year at a remuneration to be fixed by the directors; to approve the proposed acquisition by Yamana from Santa Elina of all of the issued and outstanding TargetCo Shares and the resulting issuance of the Transaction Shares to Santa Elina, together with the Financing; to approve the issuance of the Chapada Option Shares and up to 15,156,250 Chapada Adjustment Shares pursuant to the exercise of the Chapada Option; to change the name of Yamana; to approve the Share Consolidation; to approve certain share compensation arrangements; and to approve an amendment to the Corporation's Share Incentive Plan.

The Proposed Transaction

The Proposed Transaction contemplates the purchase by Yamana of all of the TargetCo Shares and the concurrent transfer to the TargetCos of the Santa Elina Properties. Subject to the approval of the TSX and Yamana Shareholders, Santa Elina has agreed to sell the TargetCo Shares to Yamana in consideration for the issuance by Yamana to Santa Elina of the Transaction Shares. Upon consummation of the Proposed Transaction, the TargetCos will become indirect wholly-owned subsidiaries of Yamana, and 85% of the issued and outstanding share capital of Yamana will be owned by Santa Elina, calculated prior to the completion of the Financing and the exercise of the Chapada Option. See "Business of the Meeting - Proposed Transaction and Financing".

The Board of Directors has determined that the Proposed Transaction is in the best interests of the Yamana Shareholders. See "Information Concerning the Transactions - Deliberations and Recommendations of the Board of Directors".

The Santa Elina Properties include three advanced pre-production gold projects as well as some exploration projects, claims and concessions in Brazil. The three pre-production projects, all in advanced stages of permitting and licensing, are Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha. Fazenda Nova/Lavrinha is located in the Goias Mineral District in central Goias State, while Sao Vicente and Sao Francisco are located approximately 50 kilometres apart along the Santa Elina gold belt in west central Mato Grosso State near the Bolivian border. For detailed information regarding the Santa Elina Properties, see "Information Concerning the Properties - Sao Francisco and Sao Vicente Properties" and "Information Concerning the Properties - Fazenda Nova/Lavrinha Property".

Financing

Yamana intends to complete the Financing prior to the closing of the Proposed Transaction. The securities to be sold, which will constitute the Financing, are expected to be Subscription Receipts, each of which is exchangeable without payment of additional consideration for one post-Share Consolidation common share in the capital of Yamana and one-half of one Warrant.

Each Subscription Receipt will be automatically exchanged at 5:00 p.m. (Toronto time) on the day (the "Exchange Date") which is expected to be the earlier of
(i) five days after a receipt is issued by the applicable securities regulatory authorities for the final prospectus qualifying the distribution of the underlying securities issuable upon exchange of the Subscription Receipts; and
(ii) the date which is four months and one day following the issuance of the Subscription Receipts.


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                                      -6-


The price per Subscription Receipt, which is expected to be in the range of $1.60 to $2.00, and the terms of the Warrants will depend on prevailing market conditions and will be determined through negotiations between the Corporation and the Agents. The Lead Agent has agreed to act as lead agent with respect to the Financing. As consideration for acting as agents in connection with the Financing, the Agents will receive a commission of 6.25% of the gross proceeds of the Financing and reimbursement for all reasonable out-of-pocket expenses relating to the Financing, including the cost of legal counsel and all applicable taxes, whether or not the Financing is completed.

An amount equal to the net proceeds of the Financing after deduction of the Agents' commission and expenses will be placed in escrow pending satisfaction of certain conditions, including the execution of the Definitive Agreement, the Chapada Agreement, the Fazenda Brasileiro Agreement and the Assignment Agreement in form and substance satisfactory to the Agents acting reasonably, the receipt of technical reports compliant with NI 43-101 in respect of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Property, the receipt of all required shareholder, regulatory and other approvals, and the receipt of a notice of satisfaction or waiver of all conditions precedent to closing in each of the aforementioned agreements. The foregoing escrow release conditions must be satisfied prior to September 30, 2003, failing which the escrowed proceeds plus accrued interest thereon shall be used by the Corporation to repurchase the Subscription Receipts for the issue price thereof plus a pro rata share of interest accrued on such proceeds. To the extent that the escrowed proceeds are not sufficient to purchase all of the Subscription Receipts, the Corporation will contribute such amounts as are necessary to satisfy any shortfall.

Yamana will use the net proceeds from the Financing to further the exploration and development of the Santa Elina Properties, to pursue the acquisition of producing assets and exploration projects and for general corporate purposes. As at the date of this Information Circular, Yamana discussions with regard to the acquisition of producing assets have resulted in the negotiation of the Assignment Agreement with Mineracao Brasileiro pursuant to which Yamana would assume Mineracao Brasileiro's interest in the Fazenda Brasileiro Acquisition
Agreement relating to the acquisition of CVRD's Fazenda Brasileiro underground and open pit gold mine, and related exploration properties, in the state of Bahia, Brazil for cash consideration of US$20,900,000. See "Information Concerning the Properties - Fazenda Brasileiro Mine".

Chapada Option

In addition to the Proposed Transaction and the Financing, the Yamana Shareholders will be asked to approve the issuance of the Chapada Option Shares and up to 15,156,250 Chapada Adjustment Shares pursuant to the exercise by Yamana, if deemed fit by the directors of Yamana, of the Chapada Option.

Following the exercise of the Chapada Option, Mineracao Maraca will transfer the Chapada Properties to ChapadaCo and Yamana will acquire all of the issued and outstanding shares of ChapadaCo. The issuance of the Chapada Option Shares and the Chapada Adjustment Shares is subject to the approval of the TSX and Yamana Shareholders. Mineracao Maraca has agreed to sell the ChapadaCo Shares to Yamana in consideration for the issuance by Yamana of the Chapada Option Shares on closing and, if applicable, for a subsequent price adjustment payment in cash or, at Yamana's election, by the issuance of the Chapada Adjustment Shares. See "Business of the Meeting - Chapada Option".

Upon completion of the acquisition of ChapadaCo following the exercise of the Chapada Option, ChapadaCo will become an indirect wholly-owned subsidiary of Yamana, and approximately 32.2% of the issued and outstanding share capital of Yamana will be owned by Mineracao Maraca. Mineracao Maraca is an affiliate of Santa Elina, which will, upon exercise of the Chapada Option and completion of the Proposed Transaction and Financing (assuming completion of the minimum Financing of $50,000,000 at a price per Subscription Receipt of $1.60), hold an aggregate of 61.6% of the issued and outstanding shares of Yamana.

The Board of Directors has determined that the terms of the Chapada Option, subject to receipt of satisfactory technical reports relating to the Chapada Properties in compliance with NI 43-101, are in the best interests of the Yamana Shareholders. See "Information Concerning the Transactions - Deliberations and Recommendations of the Board of Directors".

The Chapada Properties include a development stage copper-gold project in Goias State, Brazil, as well as some additional exploration properties. For information regarding the Chapada Properties, see "Information Concerning the Properties - Chapada".


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                                      -7-


Name Change

Subject to approval of the Proposed Transaction by the Yamana Shareholders, the Yamana Shareholders will be asked to approve, with or without variation, by the Name Change Resolution, a change in Yamana's name to "Yamana Gold Inc." or such other name as may be acceptable to the Director and the TSX, and the amendment of Yamana's articles accordingly, so as to more accurately reflect the business focus of Yamana following completion of the Proposed Transaction. The Name Change Resolution shall also authorize Yamana's directors to refrain from proceeding to implement such name change. See "Business of the Meeting - Name Change".

Share Consolidation

The Yamana Shareholders will also be asked to approve, with or without variation, by the Share Consolidation Resolution, a consolidation of Yamana's authorized capital on the basis of one new common share for every 24 existing Common Shares, subject to adjustment, and the amendment of Yamana's articles accordingly. The Share Consolidation Resolution shall also authorize Yamana's directors to refrain from proceeding to implement such consolidation. See "Business of the Meeting - Share Consolidation". The Proposed Transaction is conditional upon completion of the Share Consolidation.

Share Compensation Arrangements

The Yamana Shareholders will be asked to approve certain share compensation arrangements, namely the issuance to three members of the management of the Corporation of an aggregate of 3,235,800 Common Shares in lieu of cash salary for approximately a six-month period and the issuance to three consultants that have provided services to the Corporation of 1,500,000 Common Shares, 1,000,000 share purchase warrants and up to 3,000,000 Common Shares, respectively. In addition, the Shareholders will be asked to approve the issuance of 350,000 post-Share Consolidation common shares in the capital of Yamana to Victor Bradley as part of a severance arrangement in connection with the Proposed Transaction. See "Business of the Meeting - Share Compensation Arrangements".

Amendment to Share Incentive Plan

Subject to approval of the RTO Resolution and the Chapada Resolution by the Yamana Shareholders, the Yamana Shareholders will be asked to approve an amendment to the Corporation's Share Incentive Plan at the Meeting to increase the maximum aggregate number of shares that may be issued thereunder from 10,000,000 to the number which is 8% of the number of Common Shares issued and outstanding following the Share Consolidation, the completion of the Proposed Transaction, the closing of the Financing and the issuance of the Chapada Option Shares upon exercise of the Chapada Option. See "Business of the Meeting - Amendment to Share Incentive Plan".

Recommendation to the Shareholders

The Board of Directors, having considered all factors it has deemed to be necessary to be considered, recommends the approval of each of the RTO Resolution, Chapada Resolution, Name Change Resolution, Share Consolidation Resolution, Share Compensation Resolutions and Share Incentive Plan Resolution. See "Information Concerning the Transactions - Deliberations and Recommendations of the Board of Directors".

Shareholder Votes Required

The RTO Resolution and Chapada Resolution require the approval of the Yamana Shareholders by way of Ordinary Resolution. The Name Change Resolution and Share Consolidation Resolution require the approval of the Yamana Shareholders by way of Special Resolution. The Share Compensation Resolutions and Share Incentive Plan Resolution require the approval of the Yamana Shareholders by way of Disinterested Ordinary Resolution.

                              INFORMATION CIRCULAR

                              YAMANA RESOURCES INC.
                      66 Wellington Street West, Suite 3600
                                Toronto, Ontario
                                 Canada M5K 1N6
                         Website: http://www.yamana.com

      INFORMATION PROVIDED AS AT JUNE 25, 2003, UNLESS OTHERWISE SPECIFIED,
 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 25, 2003

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management ("Management") of Yamana Resources Inc. for use at the Annual and Special Meeting of Yamana Shareholders to be held on Friday, July 25, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The solicitation is made by Management. The cost of this solicitation will be borne by the Corporation. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The Corporation will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial shareholders of the Corporation.

All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

                                  RECORD DATE

The directors have set June 13, 2003 as the record date for determining which Shareholders shall be entitled to receive the Notice of the Meeting and to vote at the Meeting.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Corporation and are Management designees. A Shareholder entitled to vote at the Meeting (a "Voting Shareholder") desiring to appoint some other person (who need not be a Voting Shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

A proxy will not be valid unless signed by the Voting Shareholder or by the Voting Shareholder's attorney duly authorized in writing, or, if the Voting Shareholder is a corporation or association, the form of proxy must be executed by an attorney or other representative individual duly authorized in writing. If the form of proxy is executed by an attorney for an individual Voting Shareholder or by an attorney or other representative individual of a Voting Shareholder that is a corporation or association, the instrument so empowering the attorney or other representative individual, as the case maybe, or a notarial copy thereof, must accompany the form of proxy.

A Voting Shareholder who has given a proxy may revoke it by an instrument in writing signed by the Voting Shareholder or by the Voting Shareholder's attorney duly authorized in writing or, if the Voting Shareholder is a corporation or association, by an instrument in writing executed by an attorney or other representative individual duly authorized in writing, and delivered to the registered office of the Corporation at 66 Wellington Street West, Suite 3600, Toronto, Ontario, Canada, M5K 1N6 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any manner provided by law.

                                VOTING OF PROXIES

The Common Shares of all Shareholders represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) in accordance with the instructions specified in the enclosed form of proxy. The form of proxy accompanying this Information Circular, when properly signed, confers discretionary authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting or any amendments or variations thereof or other matters which may properly come before the Meeting. Where a choice with respect to any matters to be acted upon has been specified on the form of proxy, the Common Shares represented by the proxyholder will be voted in accordance with the specification so made. If a choice is not so specified, it is intended that the person designated by management in the accompanying form of proxy will vote the Common Shares represented by the proxy in favour of each matter identified on the form of proxy.

As of the date hereof, Management is not aware that any amendments to, variations of or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of Management.

The number of votes required for approval of any matter that will be submitted to a vote of the Voting Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

            SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Voting Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Many Shareholders are "non-registered" Shareholders because the shares of the Corporation they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents together with the 2003 audited financial statements (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Voting Shares with a "request for voting instruction form" which, when properly completed and signed by such Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of Voting Shares to direct the voting of the Voting Shares which they beneficially own. Should a Non-Registered Holder of Voting Shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Voting Shareholders have the right to revoke a proxy. Non-Registered Holders of Voting Shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Corporation has issued and outstanding 92,358,964 fully paid and non-assessable common shares without par value (the "Common Shares"), each share carrying the right to one vote. Any Shareholder of record at the close of business on June 13, 2003 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder's Common Shares voted at the Meeting.

As at the date hereof, to the best of the knowledge of the directors and senior officers of the Corporation, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation are:


         Shareholder             Number of Shares    Percentage of Issued Shares
         -----------             ----------------    ---------------------------

Coeur d'Alene Mines Corporation      10,000,000               10.8%
Coeur d'Alene, ID

                             BUSINESS OF THE MEETING

Receipt of 2003 Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended February 28, 2003 have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the CBCA being met with the advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

Election of Directors

At the Meeting, six directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the Shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors:

                                                                                                    Number of
                                                                                                 Common  Shares
                          Position held in                                                        Beneficially
        Nominee           Corporation           Principal Occupation            Director Since     Owned(3)
        -------           -----------           --------------------            --------------     --------

R. Stuart Angus(1)(2)     Director              Partner, Fasken Martineau       February 7, 1995   203,834
                                                DuMoulin LLP, law firm

Victor H. Bradley         Director, President   President and Chief             February 7, 1995       445
                          and Chief             Executive Officer of the
                          Executive Officer     Corporation

J. Edward Fletcher(1)(2)  Director and          Retired                         February 7, 1995    37,168
                          Chairman of the
                          Board

                                                                                                    Number of
                                                                                                 Common  Shares
                          Position held in                                                        Beneficially
        Nominee           Corporation           Principal Occupation            Director Since     Owned(3)
        -------           -----------           --------------------            --------------     --------

Dieter Krewedl            Director              Senior Vice President           January 24, 2003(4) Nil
                                                Exploration, Coeur
                                                d'Alene Mines
                                                Corporation

Patrick J. Mars(1)        Director              Mining Consultant               August 16, 2001(5)  25,000

Lance S. Tigert(1)(2)     Director              Retired                         February 7, 1995    Nil

(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.
(3) Information respecting the number of Common Shares owned by each director has been provided by such director.
(4) Pursuant to an agreement between the Corporation and Coeur d'Alene Mines Corporation ("Coeur"), Coeur is allowed to nominate a designee for election to the Board of Directors. Mr. Krewedl is Coeur's nominee.
(5) Also a director of the Corporation between February 7, 1995 and February 18, 1999.

Upon completion of the Proposed Transaction, it is contemplated that the number of directors shall be increased to seven or eight and the Board of Directors will be reconstituted. Messrs. Bradley, Mars and Tigert will remain on the Board of Directors. Messrs. Angus, Fletcher and Krewedl will resign from their positions on the Board of Directors in favour of Peter Marrone, who will be appointed President and Chief Executive Officer of the Corporation following the Proposed Transaction, Antenor Silva, who will be appointed Chief Operations Officer of the Corporation following the Proposed Transaction, Juvenal Mesquita Filho, who will be Santa Elina's representative on the Board of Directors, James Askew, and, in the event that the number of directors is set at eight, one additional director to be agreed upon by Yamana and Santa Elina. See
"Information  Concerning  the  Transactions  - Master  Agreement".

Biographical information for each of Messrs. Marrone, Silva, Filho and Askew follows.

Peter Marrone-From 2001 to present, Mr. Marrone has been the Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation. Prior thereto, from 1997 to 2001, he was a partner at the law firm of Cassels Brock & Blackwell LLP. Mr. Marrone has extensive experience with public mining companies, including in connection with joint ventures, mining development and operations and project debt and equity financings. He has served on the board of directors and advisory committees of numerous companies listed on Canadian stock exchanges and has experience in Brazil and with Brazilian mining companies, including the predecessor companies that own the assets which Yamana is acquiring. Mr. Marrone has over 18 years of business and capital markets experience.

Antenor F. Silva, Junior-Mr. Silva has been with Santa Elina since 1995 and has been responsible for all technical evaluations and studies relating to all of the projects Yamana is acquiring. Mr. Silva is a mine/metallurgical engineer with 38 years of mining development experience, including senior positions with Serrana, CMP (TVX), Santa Elina and a major Brazilian engineering company, working for CVRD, Petrobras, Anglo, Rio Tinto and others.

Juvenal Mesquita Filho- Mr. Filho has been a director of Santa Elina since 1990. From 1994 to present, he has been President of Mineracao Santa Elina S/A. Prior thereto, he worked as Superintendent Director of Mineracao Santa Elina Ind. Com. Ltda. from 1983 to 1994, for Fabrica Nacional de Compressores S/A from 1978 to 1983 and for Agropecuaria Industrial Rimacla Ltda. from 1972 to 1978. Mr. Filho holds a Bachelors Degree in economics and has completed advanced studies in commerce, business administration and finance in the U.K. and Brazil. Mr. Filho also serves on the board of directors of OB Ranch Company, Compania Minera San Vicente Ltda. and Casa Ceramica Sul Americana Ltda.

James Askew-Mr. Askew is a mining engineer with over 25 years experience in the management of public companies in Australia and North America. Since November 1999, he has served as Managing Director and Chief Executive Officer of Black Rang Minerals NL. Mr. Askew has held many leadership positions in the mining sector, including President and Chief Executive Officer of Golden Star Resources Ltd. from March 1999 to October 1999;

President and Chief Executive Officer of Rayrock Resources Inc. from September 1998 to March 1999; and President and Chairman of International Mining and Finance Company since 1997.

Appointment of Auditors and Approval of Remuneration

Unless the Shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders. Deloitte & Touche LLP was first appointed auditor of the Corporation on February 7, 1995.

Proposed Transaction and Financing

The TSX has determined that the Proposed Transaction will result in the acquisition of Yamana by an unlisted company and a change in effective control of Yamana and thus constitutes a "backdoor listing". In accordance with the rules of the TSX, the Proposed Transaction and the Financing will therefore be subject to the acceptance of the TSX and approval by the Yamana Shareholders. Consequently, the company resulting from the Proposed Transaction must meet the original listing requirements of the TSX, including requirements as to working capital. The raising of a minimum of $50,000,000 pursuant to the Financing will be a condition of the closing of the Proposed Transaction. A portion of the net proceeds raised pursuant to the Financing will be used to pursue the acquisition of producing assets including the Fazenda Brasileiro mine and other exploration projects. See "Information Concerning the Transactions - Details of the Financing" and "Information Concerning the Properties - Fazenda Brasileiro Mine".

The Yamana Shareholders will be asked to consider and, if thought appropriate, approve the RTO Resolution thereby approving jointly the Proposed Transaction and the Financing. The following is the text of the resolution which will be put forward at the Meeting:

     "BE IT RESOLVED, as an ordinary resolution, that:

     1. the Corporation be authorized to acquire the TargetCo Shares, as defined in and subject to the terms and conditions set forth in that certain share purchase agreement (the "Share Purchase Agreement") dated as of June 23, 2003 between the Corporation and Santa Elina Mines Corporation, with such restrictions or conditions as may be imposed by the Toronto Stock Exchange (the "TSX") and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to approval of the TSX, all as more particularly described in the Information Circular dated June 25, 2003;

     2. the Corporation be authorized to issue as consideration for the TargetCo Shares pursuant to the Share Purchase Agreement up to 27,723,940 common shares in the capital of the Corporation, on a postshare consolidation basis, as fully paid and non-assessable shares;

     3. the Corporation be authorized to proceed with the issuance of up to $65,000,000 in subscription receipts ("Subscription Receipts"), each entitling the holder thereof to receive, without payment of additional consideration, one post-share consolidation common share (a "New Common Share") in the capital of the Corporation and one-half of one share purchase warrant (a "Warrant"), each whole Warrant entitling the holder thereof to acquire one New Common Share, with discretion granted to the board of directors of the Corporation to set the price of the Subscription Receipts and the terms of the Warrants according to prevailing market conditions and to modify the terms of the transaction as they deem appropriate, subject to approval of the TSX provided that no more than 75,000,000 New Common Shares shall be issuable upon exchange of the Subscription Receipts and exercise of the Warrants;

     4. without further approval of the shareholders of the Corporation, the board of directors has the discretion to determine not to proceed with the Proposed Transaction or the Financing; and

     5. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the

     Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfil the intent of this ordinary resolution."

If the Shareholders approve the Proposed Transaction and the Financing, Yamana will seek Shareholder approval of the Name Change Resolution and the Share Consolidation Resolution. It is intended that the Proposed Transaction and the Financing will be completed on the terms generally described in this Information Circular. However, there may be circumstances, currently unforeseen by Yamana, which may cause it to delay the closing of the Proposed Transaction or the Financing, to reprice or amend the number or type of securities offered under the Financing, or to complete the Proposed Transaction on terms which vary from the terms described herein. However, any variance will not materially alter the nature of the transaction described in this Information Circular.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for approval of the RTO Resolution. In order to be effected, this resolution must be approved by a simple majority of the votes cast in respect thereof.

Chapada Option

The exercise of the Chapada Option will result in the issuance of more than 25% of the issued and outstanding common shares in the capital of Yamana, calculated following the completion of the Proposed Transaction and the Financing. In accordance with the rules of the TSX, the exercise of the Chapada Option will therefore be subject to the acceptance of the TSX and approval by the Yamana Shareholders. See "Information Concerning the Transactions - Details of the Chapada Option".

The Yamana Shareholders will be asked to consider and, if thought appropriate, approve the Chapada Resolution approving the issuance of the Chapada Option Shares and up to 15,156,250 Chapada Adjustment Shares pursuant to the exercise of the Chapada Option. The following is the text of the resolution which will be put forward at the Meeting:

     "BE IT RESOLVED, as an ordinary resolution, that:

     1. the Corporation be authorized to issue as consideration for the acquisition of the TargetCo Shares, as defined in and pursuant to the terms and conditions of that certain option agreement (the "Option Agreement") dated as of June 23, 2003 between the Corporation and Mineracao Maraca:

          (a) up to 37,307,692 common shares in the capital of the Corporation, on a post-share consolidation basis, as initial consideration; and

          (b) up to an additional 15,156,250 common shares in the capital of the Corporation, on a post-share consolidation basis, as final consideration pursuant to the price adjustment provisions of the Option Agreement,

     in each case as fully paid and non-assessable common shares in the capital of the Corporation;

     2. without further approval of the shareholders of the Corporation, the board of directors has the discretion to determine not to proceed with the exercise of the Chapada Option; and

     3. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfil the intent of this ordinary resolution."

It is intended that the exercise of the Chapada Option will be completed on the terms generally described in this Information Circular. However, there may be circumstances, currently unforeseen by Yamana, which may cause it to vary the terms of the Chapada Option from the terms described herein. However, any variance will not materially alter the nature of the transaction described in this Information Circular.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for approval of the Chapada Resolution. In order to be effected, this resolution must be approved by a simple majority of the votes cast in respect thereof.

Name Change

Subject to approval of the Proposed Transaction by the Yamana Shareholders, the Yamana Shareholders will be asked to approve, with or without variation, by the Name Change Resolution, a change in the name of the Corporation to "Yamana Gold Inc." or such other name as may be acceptable to the Director and the TSX, and the amendment of the Corporation's articles accordingly, so as to more accurately reflect the business focus of the Corporation following completion of the Proposed Transaction. The Name Change Resolution being requested of the Yamana Shareholders shall also authorize the Corporation's directors to refrain from proceeding to implement such name change. The form of the Name Change Resolution is as follows:

     "BE IT RESOLVED, as a special resolution, that:

     1. the articles of the Corporation be amended to change the name of the Corporation to "Yamana Gold Inc." or such other name as may be approved by the directors of the Corporation and acceptable to the Director appointed under the Canada Business Corporations Act and the Toronto Stock Exchange;

     2. notwithstanding the passage of this special resolution, the directors of the Corporation be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such Articles of Amendment without further approval of the shareholders of the Corporation; and

     3. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfil the intent of this special resolution."

If the Name Change Resolution is adopted and effected, the name of the Corporation will be changed to Yamana Gold Inc.; however, while Shareholders are being asked to approve the name change at the Meeting, the change in name will only be effected upon, and simultaneous with, completion of the Proposed Transaction and Financing.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for approval of the Name Change Resolution. In order to be effected, this resolution must be approved by 66-2/3% of the votes cast in respect thereof.

Share Consolidation

As at June 25, 2003 the Corporation had 92,358,964 Common Shares issued and outstanding. To reduce the issued and outstanding capital of the Corporation, the Corporation proposes that, subject to obtaining all required regulatory and Shareholder approvals, the Corporation's issued and outstanding share capital be consolidated on the basis of a factor of one new common share in the capital of the Corporation for 24 existing Common Shares, provided that if the number of existing Common Shares issued and outstanding prior to the completion of the Proposed Transaction, the closing of the Financing and the issue of the Chapada Option Shares is more than 117,416,640, then the consolidation factor shall be the lesser of (a) 30 and (b) that number calculated by dividing the number of issued and outstanding Common Shares immediately prior to closing of the Proposed Transaction by 4,892,360.

The number of post-Share Consolidation common shares issued and outstanding after giving effect to the Proposed Transaction, the Financing (assuming the minimum Financing of $50,000,000 is completed at a price per Subscription
Receipt of $1.60) and the issuance of the Chapada Option Shares upon the exercise of the Chapada Option will be approximately 94,178,800 Common Shares.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding incentive stock options, will be proportionately adjusted if the Share Consolidation is effected.

As soon as practicable after the Share Consolidation has been effected, the Corporation will send letters of transmittal to holders of Common Shares for use in transmitting their share certificates to the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, in exchange for new certificates representing the number of common shares to which such Shareholders are entitled as a result of the Share Consolidation. No delivery of a new certificate to a Shareholder will be made until the Shareholder has surrendered his, her or its current issued certificates. Until surrendered, each share certificate representing Common Shares shall be deemed for all purposes to represent the number of new common shares (being 1/24`h the number represented on the old share certificate, subject to adjustment as described above) to which the holder is entitled as a result of the Share Consolidation.

No fractional shares will be issued if, as a result of the Share Consolidation, the holder becomes entitled to a fractional Common Share. In such case, any fraction will be rounded down to the nearest whole number.

The completion of the Proposed Transaction is conditional upon the approval by the Yamana Shareholders of the Share Consolidation.

The text of the Share Consolidation Resolution, which will be submitted to Shareholders at the Meeting, is set out below.

     "BE IT RESOLVED, as a special resolution, that:

     1. the articles of the Corporation be amended to provide that:

          (a) the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis of a factor of one new common share for 24 existing common shares, provided that if the number of existing common shares issued and outstanding prior to the closing of the transactions contemplated by that certain share purchase agreement dated as of June 23, 2003 between the Corporation and Santa Elina Mines Corporation is more than 117,416,640, then the consolidation factor shall be the lesser of (a) 30 and (b) that number calculated by dividing the number of issued and outstanding common shares immediately prior to closing of the Proposed Transaction by 4,892,360; and

          (b) any fractional common share arising on the consolidation of the common shares of the Corporation will be deemed to have been tendered by its registered owner to the Corporation for cancellation and will be returned to the authorized but unissued capital of the Corporation;

     2. notwithstanding the passage of this special resolution, the directors of the Corporation be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Corporation;

     3. any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfil the intent of this special resolution; and

     4. upon the articles of amendment becoming effective in accordance with the provisions of the Canada Business Corporations Act, the articles of the Corporation shall be amended accordingly."

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for approval of the Share Consolidation. In order to be effected, this resolution must be approved by 66-2/3% of the votes cast in respect thereof.

Share Compensation Arrangements

Payment of Salary Arrears in Common Shares

At a Board of Directors meeting held on March 18, 2003, the Board of Directors approved, subject to receipt of all regulatory and Shareholder approvals, a resolution authorizing that three members of the management of the Corporation be issued an aggregate of 3,235,800 Common Shares at a deemed price of $0.10 (US$0.07) in lieu of cash salary payable in respect of approximately a six-month period through February 28, 2003. The members of management and the number of Common Shares proposed to be issued to such persons are set forth in the table below.

Name                 Salary to be paid in            Number of Common Shares
                     Common Shares                   to be Issued
                     ---------------------           -----------------------
Victor Bradley       US$112,105                      1,601,500
Melvin Klohn         US$74,602                       1,065,700
William Schara       US$39,802                       568,600
Total                US$224,509                      3,235,800

Pursuant to the rules of the TSX, approval of the issuance of the foregoing Common Shares requires the affirmative vote of a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by Messrs. Bradley, Klohn and Schara and their respective associates. Accordingly, to the knowledge of the Corporation, the votes attaching to 26,445 Common Shares will not be counted for the purpose of determining whether the required level of Shareholder approval has been obtained.

If Shareholder approval is not received in respect of these share issuances, the foregoing Common Shares will not be issued.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for the approval of the issuance of the foregoing Common Shares. In order to be effected, this resolution must be approved by a simple majority of the votes cast by disinterested Shareholders in respect thereof.

Payments to Consultants in Securities

At Board of Directors meetings held on May 18, 2003 and June 25, 2003, the Board of Directors approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing that certain consultants that have provided services to the Corporation be issued securities in the capital of the Corporation, in two cases in accordance with the terms of the consultant's written arrangement and in one case in lieu of cash to settle accounts in arrears. The consultants and the number of securities proposed to be issued to each consultant are set forth in the table below.

Name                            Number and Type of Securities to be Issued
----                            ------------------------------------------

Gilson Dallegrave               1,500,000 Common Shares
Westwind Partners Inc.          1,000,000 warrants(1)
Fasken Martineau DuMoulin LLP   Up to 3,000,000 Common Shares

(1) Each warrant entitles the holder to purchase one Common Share, exercisable for a period of two years from the date of issuance thereof at a price of $0.15 per Common Share.

Mr. Dallegrave's contract is for a term from December 1, 2002 until November 30, 2003 and calls for him to act as a consultant to provide professional services as needed from time to time. On March 18, 2003, Mr. Dallegrave was granted a finder's fee of 1,500,000 Common Shares for the introduction to Yamana of the Cumaru project in the Carajas Region of Para State, assistance in negotiating its acquisition, ongoing efforts in establishing Yamana in Brazil, and exclusive access to additional opportunities and all geologic data in Mr. Dallegrave's possession. The Common Shares are issuable in three equal tranches: upon approval and thereafter at six month increments.

Westwind's contract is for a term commencing on July 2, 2002 until terminated by either party upon 30 days' notice, or upon the completion of Westwind's duties respecting the negotiation and completion of (a) the acquisition of the

Victoria Gold Project in Peru; and (b) an equity financing which closed on February 28, 2003 to raise proceeds of up to $10,000,000. Yamana agreed to pay Westwind (i) an engagement fee to be satisfied by the issuance to Westwind on the 30th day after the date of the agreement of warrants exercisable at a price of $0.15 any time within two years of the date of issuance thereof to acquire 1,000,000 Common Shares; (ii) a completion fee to be satisfied by the issuance of that number of warrants calculated by multiplying 5,000,000 by the percentage interest of the Victoria Gold Project acquired; (iii) underwriting fees of (A) 7% of gross proceeds realized in the financing payable in cash, and (B) 7% broker warrants having terms usual for financings comparable to the Financing. The acquisition of the Victoria Gold Project did not proceed and no fee is payable in respect thereof. Westwind received a commission of $74,423 plus 605,637 agent's warrants exercisable until May 1, 2005 at a price of $0.19 in connection with Yamana's equity financing in February 2003.

Fasken Martineau DuMoulin LLP provides ongoing services to Yamana pursuant to a retainer agreement. R. Stuart Angus, a partner of Fasken Martineau DuMoulin LLP, is a nominee for election as a director of Yamana. The services provided to date include advice in connection with the Santa Cruz Joint Venture in Argentina, the repurchase of Yamana's First Preference Shares, Series 1, Yamana's equity financing carried out in February 2003, and ongoing technical and regulatory matters. Fasken Martineau DuMoulin LLP has also advised Yamana in connection with the matters described in this Information Circular. Fasken Martineau DuMoulin LLP has reached an agreement with Yamana to take up to approximately $170,000 in fees by the issuance of Common Shares in lieu of cash payments at a deemed price of $0.0563.

Pursuant to the rules of the TSX, approval of the issuance of the foregoing securities requires the affirmative vote of a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by the consultants and their respective associates. Each of the issuances will be voted upon separately. Accordingly, to the knowledge of the Corporation, the votes attaching to 203,834 Common Shares will not be counted for the purpose of determining whether the required level of Shareholder approval has been obtained for the issuance of securities to Fasken Martineau DuMoulin LLP. To the knowledge of the Corporation, none of Mr. Dallegrave, Westwind or their respective associates hold any Common Shares as at the date of this Information Circular.

If Shareholder approval is not received in respect of these securities issuances, the foregoing securities will not be issued.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for the approval of the issuance of the foregoing securities to each of Mr. Dallegrave, Westwind Partners Inc. and Fasken Martineau DuMoulin LLP. In order to be effected, these resolutions must be approved by a simple majority of the votes cast by disinterested Shareholders in respect thereof.

Payment of Partial Severance Costs in Common Shares

Victor Bradley, President and Chief Executive Officer of Yamana, will be resigning his position upon completion of the Proposed Transaction and thereafter will hold the office of Chairman of the Board. Mr. Bradley is entitled to certain payments in the event of a change of control of Yamana (see "Executive Compensation-Employment Contracts". In lieu of these payments, Mr. Bradley has agreed to accept a payment comprising US$50,000 and the issuance of 350,000 post-Share Consolidation common shares in the capital of Yamana.

Pursuant to the rules of the TSX, approval of the foregoing issuance of post-Share Consolidation common shares requires the affirmative vote of a majority of the votes cast at the Meeting other than votes attaching to securities beneficially owned by Mr. Bradley and his associates. Accordingly, to the knowledge of the Corporation, the votes attaching to 445 Common Shares will not be counted for the purpose of determining whether the required level of Shareholder approval has been obtained of the issuance of post-Share Consolidation common shares to Mr. Bradley.

If Shareholder approval is not received in respect of this share issuance, the foregoing post-Share Consolidation common shares will not be issued.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for the approval of the issuance of the foregoing post-Share Consolidation common shares. In order to be effected, this resolution must be approved by a simple majority of the votes cast by disinterested Shareholders in respect thereof.

                                      -18-
Amendment to Share Incentive Plan

Subject to approval of the RTO Resolution and the Chapada Resolution by the Yamana Shareholders, the Yamana Shareholders will be asked to approve an amendment to the Share Incentive Plan at the Meeting. The following is a summary of the significant provisions of the Share Incentive Plan and the proposed amendment thereto.

The Share Incentive Plan is designed to advance the interests of the Corporation by encouraging employees, consultants, senior officers and directors of the Corporation and certain designated affiliates of the Corporation to hold equity in the Corporation through the acquisition of Common Shares. The Compensation Committee views the Share Incentive Plan as an important element in attracting and retaining a talented and motivated workforce.

The Share Incentive Plan currently consists of a share option component and a share bonus component. The maximum aggregate number of Common Shares that may be issued pursuant to the Share Incentive Plan is fixed at 10,000,000 Common Shares. Of the Common Shares reserved for issuance, 9,750,000 Common Shares are available for option grants pursuant to the share option component of the Share Incentive Plan, and 250,000 Common Shares are available for share bonus grants pursuant to the share bonus component of the Share Incentive Plan. In addition, the aggregate number of Common Shares reserved for issuance to any one person shall not exceed 5% of the total number of issued and outstanding Common Shares of the Corporation. Pursuant to the share bonus component of the Share Incentive Plan, Common Shares may be issued as a discretionary bonus to participants and designated affiliates of the Corporation.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive that number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares (which shall be the weighted average trading price of the Common Share on the TSX for the five trading days prior to the day of termination) to which the terminated option relates, has a total value equal to the product of the number of such Common Shares times the difference between the fair value and the option price per share of such Common Shares, less any amount required to be withheld on account of income taxes.

Under the share option component of the Share Incentive Plan, options for the purchase of Common Shares may be granted to employees, consultants, senior officers and directors of the Corporation. Each option is granted for a term of up to 10 years, subject to certain limitations that apply in the event of the death of the optionee or if the optionee ceases to be an employee, senior officer or director of the Corporation, and may be exercised at a price per Common Shares that is not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the applicable option is granted. Currently, options to purchase an aggregate of 7,945,000 Common Shares are outstanding pursuant to the Share Incentive Plan and 924,283 Common Shares have been issued upon exercise of options granted under the Share Incentive Plan as of June 23, 2003. Of the 250,000 Common Shares available to be issued under share bonus grants under the Share Incentive Plan, all 250,000 Common Shares have been granted.

Given that the current maximum aggregate number of Common Shares issuable pursuant to options granted under the Share Incentive Plan is 9,750,000, the Corporation now has 880,717 Common Shares remaining available for future option grants under the Share Incentive Plan.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, adopt the Share Incentive Plan Resolution set out below amending and confirming the Share Incentive Plan. The amendment would increase the aggregate number of Common Shares that are issuable pursuant to options under the Share Incentive Plan from 10,000,000 Common Shares to the number which is 8% of the issued and outstanding common shares in the capital of the Corporation, following the Share Consolidation and the completion of the Proposed Transaction, the closing of the Financing and the issuance of the Chapada Option Shares upon the exercise of the Chapada Option. In order for the amendment of the Share Incentive Plan to be effective, the Share Incentive Plan Resolution approving the amendment of the Share Incentive Plan must be passed by a majority of the votes cast in respect thereof, excluding any votes cast by directors, officers, other insiders of the Corporation who may participate in the Share Incentive Plan and their associates. Accordingly, the votes by the directors, officers, insiders and their associates will be excluded from the counting of votes cast to approve the Share Incentive Plan.

Unless authority to do so is withheld, the persons named in the form of proxy accompanying the Notice of Meeting intend to vote for the Share Incentive Plan Resolution. In order to be effected, this resolution must be approved by a simple majority of the votes cast by disinterested Shareholders in respect thereof.

                     INFORMATION CONCERNING THE TRANSACTIONS

Background

In October 2002, Yamana began an evaluation of its operations in view of the improvement of gold prices commencing earlier that year. Yamana's investigation of opportunities in South America led it to Brazil and culminated in the acquisition of the 1,000-square-kilometre area of Cumaru - Brazil's largest garimpeiro reserve - in the Carajas Region of Para State. This acquisition led to an equity financing of $1,230,956, which closed on February 28, 2003.

As part of the developing emphasis on Brazil, in early 2003, Yamana began discussions with Santa Elina, a substantial Brazilian mineral company. On April 23, 2003, Yamana entered into a letter of intent to acquire the Santa Elina Properties, being all of the gold properties owned by Santa Elina. The Santa Elina Properties include three advanced pre-production gold projects as well as some exploration projects, claims and concessions in Brazil. The three pre-production projects, all in advanced stages of permitting and licensing, are Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha. Fazenda Nova/Lavrinha is located in the Goias Mineral District in central Goias State, while Sao Vicente and Sao Francisco are located approximately 50 kilometres apart along the Santa Elina Gold Belt in west central Mato Grosso State near the Bolivian border. For detailed information regarding the Santa Elina Properties, see "Information Concerning the Properties - Sao Francisco and Sao Vicente Properties" and "Information Concerning Properties - Fazenda Nova/Lavrinha Property".

Purpose and Benefits of the Reverse Take-Over

With the completion of the Proposed Transaction, Yamana will own a 100% interest in a substantial suite of gold assets in Brazil. Additionally, Yamana is pursuing the acquisition of other Brazilian mineral projects including the Fazenda Brasileiro mine and other exploration properties. Yamana intends to move swiftly to become a major Brazilian gold producer and explorer and believes that the new Brazilian properties, together with further acquisitions, will give Yamana the critical mass necessary to become a mid-tier gold producer with excellent exploration prospects.

Effect of the Reverse Take-Over Upon Shareholders

After the Proposed Transaction, the TargetCos will be indirect wholly-owned subsidiaries of Yamana. Yamana Shareholders as at the completion of the Proposed Transaction will continue as shareholders of Yamana and will hold 15% of Yamana's issued and outstanding Common Shares, prior to the closing of the Financing and issuance of the Chapada Option Shares and, if applicable, Chapada Adjustment Shares pursuant to the exercise of the Chapada Option.

The Yamana Shareholders as at the completion of the Proposed Transaction will include the holders of Yamana's outstanding Convertible Notes, notice having been given by the Corporation that it will pay the principal amount of the Convertible Notes and any accrued and unpaid interest thereon on July 17, 2003 by issuing Common Shares to the holders of the Convertible Notes. As of the date hereof, there is US$1,233,000 principal amount of Convertible Notes outstanding. The number of Common Shares to be issued will be that number of Common Shares (rounded down to the nearest whole number) which, when multiplied by the U.S. Dollar Equivalent of the Average Market Price of the Common Shares (as such terms are defined in the Convertible Note Indenture) equals 120% of the aggregate principal amount of the outstanding Convertible Notes held by a given noteholder.

Also included as Yamana Shareholders as at the completion of the Proposed Transaction, subject to the approval of the Share Compensation Resolutions, will be those employees and consultants to whom Common Shares have been issued in lieu of salary or in respect of accounts in arrears. See "Business of the Meeting - Share Compensation Arrangements".

Assuming completion of both the Proposed Transaction and the exercise of the Chapada Option (see "Information Concerning the Transactions - Details of the Chapada Option"), the principal subsidiaries and branch operations of Yamana will be as follows:


                                                        YAMANA RESOURCES INC.
                                                              (Canada)
                                                              --------

                                                100%                            100%

                                         MINERA YAMANA INC.             PLATERO RESOURCES, INC.
                                              (Ontario)                        (Ontario)
                                              ---------                        ---------

                                                                        100%

                                                                            YAMANA HOLDING USA INC.
                                                                                  (Washington)
                                                                                  ------------

                                                100%                            100%                    100%

                                        YAMANA RESOURCES LTD.        YAMANA MANAGEMENT INC.        YAMANA USA INC.
                                               (BVI)                      (Washington)              (Washington)
                                               -----                      ------------              ------------

                                         100%
                         100%                                              100%


          RECURSOS YAMANA                YAMANA RESOURCES                       IGWA RESOURCES LIMITED
           LIMITED (BVI)                 BRAZIL (BVI) LTD.                              (BVI)
           -------------                 -----------------                              -----

             100%                              100%                                 100%

      RECURSOS Y AMANA S.A.(1)          YAMANA RESOURCES DO                IGWA PROPRIETARY
            (Argentina)                    BRAZIL LTDA                     (Papua New Guinea)
                                            (Brazil)
            ----------                      --------                       -----------------

                                       100%             100%

                                TargetCos(2)          ChapadaCo(3)
                                  (Brazil)              (Brazil)
                                  --------              --------


(1) Other than one common share which is held by Victor H. Bradley, a director and officer of the Corporation. It is a requirement of Argentinean law that an Argentinean corporation have at least two shareholders.
(2)  To be incorporated by Santa Elina to hold the Santa Elina Properties.
(3)  To be incorporated by Mineracao Maraca to hold the Chapada Properties.

The Board of Directors has determined that the Proposed Transaction is fair, from a financial point of view, to the Yamana Shareholders and in their best interests. See "Information Concerning the Transactions - Fairness Opinion of Westwind Partners Inc.".

Details of the Proposed Transaction

Yamana and Santa Elina have entered into the Definitive Agreement which contemplates that, subject to the terms and conditions of the Definitive Agreement, and in reliance upon the representations, warranties and conditions set forth therein, Santa Elina shall sell, assign, transfer and deliver to Yamana and Yamana shall purchase from Santa Elina the TargetCo Shares. On or before closing, Santa Elina will transfer to the TargetCos the Santa Elina Properties. The consideration for the TargetCo Shares shall be the allotment and issuance to Santa Elina of the Transaction Shares.

The Definitive Agreement contains customary representations and warranties for an agreement of this nature as to the corporate existence, authority, assets and operations of each of Santa Elina, the TargetCos and Yamana. Santa Elina has agreed to permit investigations relating to, inter alia, the Santa Elina Properties and to preserve and protect the Santa Elina Properties pending the closing, and in connection therewith, has granted certain covenants as to corporate actions, disclosure and cooperation with Yamana.

Completion of the Proposed Transaction is subject to the fulfilment of several conditions, including the completion of due diligence to the satisfaction of Yamana and Santa Elina; the completion of the Share Consolidation and the Financing; the approval of Yamana Shareholders of the RTO Resolution; and the receipt of all shareholder and regulatory approvals required in connection with the consummation of the Proposed Transaction (including, without limitation, the approval of the Proposed Transaction by the TSX).

Details of the Financing

Yamana intends to complete the Financing prior to the closing of the Proposed Transaction. The securities to be sold are expected to be Subscription Receipts, each of which is exchangeable without payment of any additional consideration for one post-Share Consolidation common share in the capital of Yamana and one-half of one Warrant. The Subscription Receipts will be sold in Canada, the United States and elsewhere pursuant to exemptions from the registration and prospectus requirements of applicable securities legislation in some or all of the provinces of Canada and the United States. The Corporation shall use its best efforts to qualify for distribution the securities underlying the Subscription Receipts in certain jurisdictions.

Each Subscription Receipt will be automatically  exchanged at 5:00 p.m. (Toronto time) on the Exchange Date, which is expected to be the earlier of (i) five days after a receipt is issued by the applicable securities regulatory authorities for the final prospectus qualifying the distribution of the underlying securities issuable upon exchange of the Subscription Receipts; and (ii) the date which is four months and one day following the issuance of the Subscription Receipts.

The price per Subscription Receipt, which is expected to be in the range of $1.60 and $2.00, and the terms of the Warrants will depend on prevailing market conditions and will be determined through negotiations between the Corporation and the Agents. The Lead Agent has agreed to act as lead agent with respect to the Financing. In consideration for acting as agents in connection with the Financing, the Agents will receive a commission of 6.25% of the gross proceeds of the Financing and reimbursement of all reasonable out-of-pocket expenses relating to the Financing, including the cost of legal counsel and all applicable taxes, whether or not the Financing is completed.

The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement to be entered into among the Corporation, the Agents and an escrow agent.

An amount equal to the net proceeds of the Financing after deduction of the Agents' commission and expenses will be placed in escrow pending satisfaction of certain conditions, including the execution of the Definitive Agreement, the Chapada Agreement, the Fazenda Brasileiro Agreement and the Assignment Agreement in form and substance satisfactory to the Agents acting reasonably, the receipt of technical reports compliant with NI 43-101 in respect of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Property, the receipt of all required shareholder, regulatory and other approvals, and the receipt of a notice of satisfaction or waiver of all conditions precedent to closing in each of the aforementioned agreements. The foregoing escrow release conditions must be satisfied prior to September 30, 2003, failing which the escrowed proceeds plus accrued interest thereon shall be used by the Corporation to repurchase the Subscription Receipts for the issue price thereof plus a pro rata share of interest accrued on such proceeds. To the extent that the escrowed proceeds are not sufficient to purchase all of the Subscription Receipts, the Corporation will contribute such amounts as are necessary to satisfy any shortfall.

Yamana will use the net proceeds from the Financing to further the exploration and development of the Santa Elina Properties, to pursue the acquisition of producing assets and exploration projects and for general corporate purposes. As at the date of this Information Circular, Yamana discussions with regard to the acquisition of producing assets have resulted in the negotiation of the Assignment Agreement with Mineracao Brasileiro pursuant to which Yamana would assume Mineracao Brasileiro's interest in the Fazenda Brasileiro Acquisition
Agreement relating to the acquisition of CVRD's Fazenda Brasileiro underground and open pit gold mine, and related exploration properties, in the state of Bahia, Brazil for cash consideration of US$20,900,000. See "Information Concerning the PropertiesFazenda Brasileiro Mine".

Details of the Chapada Option

Yamana and Mineracao Maraca, an affiliate of Santa Elina, have entered into the Chapada Agreement pursuant to which Mineracao Maraca has granted to Yamana the Chapada Option for a fee of US$10. On exercise of the Chapada Option, subject to the terms and conditions of the Chapada Agreement, and in reliance upon the representations, warranties and conditions set forth therein, Mineraqdo Maraca will sell, assign, transfer and deliver to Yamana and Yamana shall purchase from Mineraqdo Maraca the ChapadaCo Shares. On or before the closing of the purchase of the ChapadaCo Shares, Mineragao Maraca will transfer to ChapadaCo the Chapada Properties.

The Chapada Option may be exercised by written notice and the deposit with Yamana's solicitors of US$10. The consideration for the ChapadaCo Shares issuable upon exercise of the Chapada Option is $48,500,000, less the initial fee and deposit, payable by the allotment and issuance of the Chapada Option Shares to Mineraqdo Maraca. Yamana is required to commission, as and when commercially practicable, a bankable feasibility study regarding the development and exploitation of the Chapada Properties. In the event that 47.5% of the net asset value for the Chapada Properties as determined by such feasibility study exceeds $48,500,000, Yamana shall pay an amount equal to the excess in cash or by issuing the Chapada Adjustment Shares, at the election of Yamana.

The Chapada Agreement contains customary representation and warranties for an agreement of this nature as to the corporate existence, authority, assets and operations of each of Mineraqdo Maraca, ChapadaCo and Yamana. Minerarao Maraca has agreed to permit investigations relating to, inter alia, the Chapada Properties and to preserve and protect the Chapada Properties pending the closing and in connection therewith has granted certain covenants as to corporate actions, disclosure and cooperation with Yamana.

Completion of the transaction upon exercise of the Chapada Option is subject to the receipt of all Shareholder and regulatory approvals required in connection with the consummation of the Proposed Transaction (including, without limitation, the approval of the Proposed Transaction by the TSX).

The Board of Directors has determined that the terms of the Chapada Option, subject to receipt of satisfactory technical reports relating to the Chapada Properties in compliance with NI 43-101, are in the best interests of the Yamana Shareholders. See "Information Concerning the Transactions - Deliberations and Recommendations of the Board of Directors".

Master Agreement

Yamana and Santa Elina have entered into the Master Agreement for the purposes of coordinating entry into the Definitive Agreement, the Chapada Agreement and the Fazenda Brasileiro Acquisition Agreement, the reconstitution of the Board of Directors and management of Yamana, the holding of the Meeting and the repayment of the Convertible Notes in Common Shares.

In particular, the Master Agreement contemplates that the Board of Directors shall consist of seven or, at the option of Santa Elina, eight directors, namely Peter Marrone, Victor Bradley, Patrick Mars, Lance Tigert, Antenor Silva, Juvenal Mesquita Filho, James Askew, and up to one additional director as agreed by Yamana and Santa Elina. The officers of Yamana upon completion of the Reverse Take-Over will be as follows:


Name                                 Officer
----                                 -------
Victor H. Bradley                    Chairman of the Board
Peter Marrone                        President and Chief Executive Officer
Antenor Silva                        Chief Operations Officer
Melvin Klohn                         Vice President, Exploration

Yamana is required by the Master Agreement to deliver duly executed resignations and releases of all officers and directors of Yamana and its subsidiaries other than those named above.

The Master Agreement further contemplates that Yamana shall enter into employment or consulting agreements with each of Messrs. Marrone and Silva and prescribes that agreements be made in respect of stock options for resigning officers and directors and severance arrangements with and outstanding salary owed to resigning officers. See "Executive Compensation - Employment Contracts".

The Master Agreement provides that the concurrent completion of the various transactions contemplated therein shall be conditional upon both the completion of the Financing for gross proceeds of at least $50,000,000, or such greater amount as may be required to complete the transactions contemplated by the Fazenda Brasileiro Acquisition Agreement, and upon the Share Consolidation.

Finally, the Master Agreement requires the requisite notices to have been given in respect of repayment of the Convertible Notes upon maturity in Common Shares and that the repayment of the Convertible Notes has been completed. See "Information Concerning the Transactions - Effect of the Reverse Take-Over Upon Shareholders."

Fairness Opinion of Westwind Partners Inc.

Westwind was initially contacted by Yamana regarding a potential advisory assignment in March 2002. Westwind was formally engaged by the Board of Directors as of March 17, 2003 by letter agreement. As part of its engagement, Westwind was asked by the Board of Directors to consider the Proposed
Transaction and provide its opinion as to the fairness of the Proposed Transaction, from a financial point of view, to Yamana Shareholders. Westwind was subsequently asked to include the exercise of the Chapada Option in its opinion. On June 24, 2003, Westwind rendered the Westwind Fairness Opinion to the Board of Directors. Based upon and subject to the various considerations set forth in the Westwind Fairness Opinion, Westwind is of the opinion that the Proposed Transaction and the exercise of the Chapada Option are fair, from a financial point of view, to the Yamana Shareholders.

The full text of the Westwind Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Westwind in rendering the Westwind Fairness Opinion, is attached as Schedule "A" to this Information Circular. The Westwind Fairness Opinion was prepared solely for the benefit and use of the Board of Directors in its consideration of the Proposed Transaction and the Chapada Option and addresses only the fairness of the Proposed Transaction and the exercise of the Chapada Option, from a financial point of view, to the Yamana Shareholders and does not constitute a recommendation to any Shareholder to approve the Proposed Transaction or the exercise of the Chapada Option. The Westwind Fairness Opinion states that it may not be used or relied upon by any person without the express prior written consent of Westwind. The summary of the Westwind Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the Westwind Fairness Opinion. Yamana Shareholders are urged to read the Westwind Fairness Opinion carefully and in its entirety.

The Westwind Fairness Opinion was provided on the basis of the securities markets, economic and general business and financial conditions prevailing as at the date of the Westwind Fairness Opinion and the condition and prospects, financial and otherwise, of Yamana or Santa Elina as they were reflected in the information and documents reviewed by Westwind and as presented in its discussions with Yamana management.

Westwind is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trade, and investment research. Westwind is a member of the Investment Dealers Association of Canada, the Montreal Bourse and the Canadian Investor Protection Fund and a participating organization of the TSX. Westwind is registered as a broker and investment dealer in the provinces of Quebec, Ontario, Alberta and British Columbia.

Deliberations and Recommendations of the Board of Directors

On April 28, 2003, the Board of Directors approved the terms of the Proposed Transaction. On June 25, 2003, the Board of Directors held a meeting to consider and approve the terms of the Financing, the Chapada Option and the entering into of the Definitive Agreement and the Chapada Agreement.

The Board of Directors has reviewed the terms of the foregoing transactions and the Westwind Fairness Option prepared by Westwind and has concluded that the terms of each of the transactions are in the best interests of Yamana and the Yamana Shareholders and recommends that Yamana Shareholders vote FOR the RTO Resolution, the Chapada Resolution, the Name Change Resolution, the Share Compensation Resolutions, the Share Incentive Plan Resolution and the Share Consolidation Resolution.

In arriving at their conclusions, the Board of Directors considered, among other matters:

1. information provided in respect of Santa Elina with respect to its financial condition, business, assets and operations, including mine and business plans;

2. historical, site visit and technical information and other due diligence carried out by the Corporation concerning the Santa Elina Properties, Chapada Properties and Fazenda Brasileiro mine;

3. the financial condition, business, assets and operations of Yamana, as well as its prospects, size and market liquidity;

4. the opinions of Brazilian legal counsel in respect of matters relating to title, licenses, environmental standing and required consents;

5.   industry information, including comparable mining sector transactions;

6.   the Westwind Fairness Opinion; and

7. the procedures by which the transactions have been and are to be approved, including director, regulatory and shareholder approval.

Risk Factors

In evaluating the Proposed Transaction, the Financing and the Chapada Option, Yamana Shareholders should carefully consider the following risk factors in addition to any other information set forth in this Information Circular. These risks should not be regarded as exhaustive.

Political and Economic Environments

The completion of the Proposed Transaction and the exercise of the Chapada Option will result in a change in Yamana's focus from Argentina to Brazil. The mining interests of Yamana may be affected in varying degrees by political or economic stability in Brazil. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of Yamana and may materially adversely affect its business, financial condition and results of operations. Operations may also be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, and mine safety. The effect of these factors cannot be accurately predicted.

Dilution

Yamana Shareholders will experience substantial dilution upon completion of the Proposed Transaction, the closing of the Financing and the exercise of the Chapada Option. Yamana has various commitments that require the issuance of a substantial number of additional Common Shares, including the requirement to pay the principal amount of the Convertible Notes and interest accrued thereon by issuing Common Shares. These additional Common Shares will be included in the 15% of Yamana's issued and outstanding capital to be held by Yamana Shareholders following completion of the Proposed Transaction.

Dependence Upon Key Management Personnel and Executives

The Management Agreement contemplates that the key management personnel of Yamana will change upon completion of the Proposed Transaction. Yamana's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of the new directors and officers of Yamana. Yamana faces intense competition for qualified personnel, and there can be no assurance that Yamana will be able to retain such new key personnel. Yamana intends to enter into employment contracts with certain key executives upon completion of the Proposed Transaction.

         SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary of unaudited pro forma consolidated financial information is presented for illustrative purposes only and is derived from and should be read in conjunction with and is qualified in its entirety by reference to the historical audited consolidated balance sheet of Yamana and the unaudited pro forma consolidated balance sheet of Yamana included elsewhere in this Information Circular. The Pro Forma Consolidated Balance Sheet assumes that each of the Proposed Transaction, the Financing and the exercise of the Chapada Option was completed on February 28, 2003.

                                                                        |   Unaudited Pro Forma as at
                                             Unaudited Pro Forma as at  |   February 28, 2003 assuming
                                            February 28, 2003 assuming  |     completion of Proposed
                                             completion of Proposed     |  Transaction, Financing(1) and
                                           Transaction and Financing(1) |  Exercise of Chapada Option
                                                      (US$)             |             (US$)
                                        --------------------------------|-------------------------------
Canadian GAAP                                                           |
   Financial position:                                                  |
        Cash and cash equivalents                         35,239,344    |                     35,126,344
        Current assets                                    35,495,614    |                     35,382,614
        Total assets                                      49,593,925    |                     62,243,300
        Current liabilities                                  747,123    |                        747,123
        Shareholders' equity                              47,346,445    |                     59,995,820


(1) This summary assumes completion of the Financing for gross proceeds of $50,000,000.

                     INFORMATION CONCERNING THE PROPERTIES

The disclosure  under the headings  "Information  Concerning the  Properties-Sao
Francisco and Sao Vicente Properties" and "Information Concerning the Properties-Fazenda Nova/Lavrinha Property" has been derived from a technical report dated June 12, 2003 entitled "A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation" prepared by Velasquez Spring, P.Eng., Senior Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, John R. Sullivan, P.Geo., Senior Associate Geologist and Michael W. Kociumbas, B.Sc., Vice-President and Senior Geologist of Watts, Griffis and McOuat Limited ("WGM"). WGM has consented to the use of the technical report as the basis for the following disclosure, including in some cases the use of direct extracts.

Sao Francisco and Sao Vicente Properties

Property Description and Location

The Sao Francisco and Sao Vicente properties are located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba. Sao Francisco consists of four contiguous exploration permits totalling 35,446 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Producao Mineral, Brazil's department of national mineral production. An application for mining permits was made in respect of the Sao Francisco properties in 1994 and remains pending. Sao Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.

Under Brazilian law, a 1% Net Smelter Royalty ("NSR") is payable on gold production to various levels of government. The holders of surface rights for the Sao Francisco and Sao Vicente properties are entitled to a 0.5% NSR payable from the 1% NSR referred to above.

As a historic operation, Sao Vicente has seen a certain number of environmental studies since production began in 1985. Water quality has been monitored and some mined areas revegetated. In addition there have been vegetation, wildlife, hydrology and pit stability studies. Studies planned prior to or coincident with developing a new operation include ones to determine acid rock drainage generation potential and specific revegetation procedures for different areas of the operation. A short form Environmental Impact Study ("EIS") was submitted to FEMA-MT, the Mato Grosso State environmental agency, in February 1997. It was approved with certain conditions, largely revolving around monitoring activities and provision of a reclamation/closure plan. The Operating License has expired.

A substantial amount of environmental study, analysis and regulatory review has also been performed in support of the Sao Francisco project. These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project. Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data. Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT in November 1997. A public meeting was held in June 1998. An Environmental Control Plan, based on FEMA-MT requirements and a Construction License was issued in December 2001. An application must be made for an Operating License and studies prepared regarding acid rock drainage potential and other heap leach related issues. In addition, one condition of the Construction License is the preparation of a reclamation/closure plan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are several daily commercial flights linking Cuiaba to major Brazilian cities. From Cuiaba access is by road or by charter flights to airstrips at both properties. There is a 1,250 metre paved runway at Sao Vicente and a gravel airstrip at Sao Francisco. The Sao Francisco airstrip will require upgrading to enable safe and reliable regular service. Sao Vicente is accessible by a 125 kilometre long road (90 kilometres are paved) from the town of Pontes e Lacerda which is in turn linked to Cuiaba. Sao Francisco is accessible via a 58 kilometre gravel road from Sao Vicente.

The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 30(degree)Celsius to 35(degree)Celsius, and cooler dry winters with daily maximums in the range of 16(degree)Celsius to 20(degree)Celsius. The summer rainy period starts in December and continues through March.

The town of Pontes e Lacerda, 125 kilometres from Sao Vicente by road, with a population of 40,000 is the closest full service community. Besides small scale mining, other industries in the area are agriculture, cattle ranching, latex production for the rubber industry and tile and brick manufacturing.

No national electrical service is available at the properties; the closest national grid power source is at Pontes e Lacerda approximately 50 kilometres from Sao Francisco. Electrical power for the previous mining operation at Sao Vicente was provided by company diesel generators. Sufficient water to supply the proposed mining operations is available at both sites. Santa Elina has permits in place for water use at Sao Vicente.

Sixty homes, dormitories, a school and other basic facilities remain on site at Sao Vicente from the previous mining operation and are in serviceable condition but will be subject to certain rehabilitation work. A small number of care and maintenance personnel live on both the sites. It is proposed that the Sao Vicente mining facilities serve the combined Sao Francisco-Sao Vicente operation with daily travel to and from Sao Francisco.

Since the suspension of operations in 1997, some of the site production facilities have been removed to other projects. The dredge from the previous alluvial operation remains on site as well as the jigs, thickener, and carbon circuit from the milling operation. At the townsite, there are a maintenance garage, limited pilot test facilities and a laboratory, all of which will require upgrading to support future operations.

The physiography of the Sao Francisco and Sao Vicente projects is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, that follows the Brazil-Bolivia border. The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30(degree)W and is some 20 kilometres wide. The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

The Sao Vicente and Sao Francisco deposits occur on gentle slopes of Sao Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks. Vegetation consists of mixed forest, savanna, and open fields. The existing tailings storage and waste disposal sites at Sao Vicente and the proposed sites at Sao Francisco are on the flat plain adjacent to Sao Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads. Sufficient surface and groundwater are available to supply the planned mining and processing operations. Surface rights for both properties are owned by a Brito family-controlled company.

History

Gold was first discovered in the area in the 1700s and mining at Sao Francisco began with black African slaves. The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830. Remnants of this period of mining activity can be seen on the Sao Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations. A portion of the Sao Francisco concession area has been set aside as a national archaeological site.

In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983. Approximately 76,000 ounces of gold were produced by placer mining at Sao Vicente. Hard rock mining at Sao Vicente produced an additional 110,810 ounces of gold by flotation and gravity methods in the period from 1995 to 1997.

In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of both the Sao Francisco and Sao Vicente deposits. Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 studies for each property. That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

Geological Setting

Both Sao Vicente and Sao Francisco are shear hosted lode gold deposits. They are epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetre wide, quartz veins containing free gold. The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The regional geological setting for the Sao Vicente mine, the Sao Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt. This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west. The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group. The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies. Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

The Aguapei Group unconformably overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex. The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses. The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly-known geology. Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick Aguapei Group of sediments. These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds. These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt. Faulting, fracturing and shearing have also developed, some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend. The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle. This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west. The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks which show little or no deformation.

The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the Sao Vicente Borda district and the Pontes e Lacerda district (to the south of Sao Francisco).

Sao Vicente Property
--------------------

The local host rocks consist of tightly folded, steeply dipping meta-arenites (metamorphic sandstones) of the Fortuna Formation, which is the basal unit of the Aguapei Group. The meta-arenites are composed mainly of fine to grit sized quartz grains with a small amount of intergranular sericite, muscovite and chlorite, representing the alteration products of a former clayey matrix. The meta-arenites are interbedded with meta-conglomerates (old pebble beds) and thin discontinuous lenses of purplish-coloured meta-pelites (metamorphic mudstones). The metaconglomerates are typically up to 20 or 30 m thick and traceable for several hundred metres along strike. They are composed of poorly sorted, subangular to rounded quartz and quartzite pebbles surrounded by what was originally a clayey groundmass.

The  basement  beneath  the  Aguapei  Group  is  comprised  of a  lower  to  mid
Proterozoic sequence of fine grained metamorphic sedimentary, volcanic, and banded iron formation units, all of which have been intruded by granitic and mafic rocks.

The Fortuna Formation has been progressively folded, faulted and sheared, and fractured from deformational events related to compression and buckling along the Aguapei Tectonic Front. Initial deformation resulted in large symmetrical folds with axes striking NW-SE and traceable for hundreds of metres along strike and enclosing tight metre-sized folds oriented similar to the larger folds. Subsequent deformation ruptured the folds and formed major mylonite shear zones up to 60 metres wide, parallel to the folding, and traceable for hundreds of metres along strike. Final deformation was the formation of extensive flat to gently dipping fractures along which higher-grade goldbearing quartz veins and silicified zones were emplaced.

The gold-bearing quartz veins display sericite and minor chlorite alteration. However, there have been no microscopic or other systematic studies of alteration. Significant weathering, caused by the penetration of surface waters along major structures, is occasionally visible to a 200 metre depth.

Sao Francisco Property
----------------------

The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddishcoloured meta-pelites (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group. The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix. Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

The rock units are folded into a series of broad folds which can be traced over several kilometres. The folds trend NNW-SSE and plunge NW. They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE. All rocks at Sao Francisco and at Sao Vicente have been subjected to low grade metamorphism.

Mineralization is enclosed by a hydrothermal alteration zone ("HAZ"). The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling. Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

No significant exploration has been carried out on either property since 1997. Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with them.

Mineralization

Sao Vicente Property
--------------------

Gold mineralization at Sao Vicente occurs for more than 1,000 metres in two parallel NW-SE trending zones along the flanks of an anticline (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones.

Most of the gold occurs in millimetre to several centimetre-thick quartz veins which cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks. The concentration of gold is directly related to the frequency of the two structures. Gold is closely associated with quartz, to a lesser extent pyrite, and to a very small extent, arsenopyrite. Sericite and minor chlorite are common accessory minerals. Throughout the deposit, free gold is common and is visible as fine to coarse grains, some up to 10 millimetres in diameter. This gold is commonly described as "gravimetric gold" because of the historic gravimetric method used during the assaying for gold and for the mining method used to recover it. The fine gold that occurs in sericite, sulphides and silicates is collectively described as "chemical gold". A significant "nugget" effect is present. The contact between weathered (oxide-bearing) and unweathered (sulphide-bearing) rocks is highly irregular due to locally deep penetration of surface waters along major structural breaks.

Sao Francisco Property
----------------------

Gold mineralization in the folded Aguapei Group metasediments at Sao Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diameter within the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. A significant "nugget" effect is present.

Within the deposit two zones are recognized. The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne. The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite. The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

Higher grade gold mineralization also occurs where narrow 1 to 5 centimetre wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance. Four sets of vein systems have been identified.

The major shear zones provided the conduits for the gold solutions which were then trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability. These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

The HAZ that contains the mineralization is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date. Within the HAZ, mineralization is localized by:

o    Tensional and shear quartz veins;

o    Mylonite bands with sulphides;

o    Macroscopic  folds (i.e.,  visible in hand specimen  without a microscope);
     and

o    Strain softening zones.

The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level. It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

Drilling

Sao Vicente Property
--------------------

Santo Elina drilled 30,990 metres in 226 drill holes between 1985 and 1997. Part of this work was in support of ongoing production. Two hundred and twenty-four holes were diamond-core drill holes and the other two were reverse circulation drill holes, totalling 318 metres. All the drilling was carried out on the deposit or the possible immediate extensions of it and the drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size. The drill holes are predominantly inclined holes (paralleling the cross section lines) at various dips from both directions, and many of the deeper holes have been drilled as a fan from a single set-up location. Core recoveries were above 95%. Drilling was carried out by Brazilian contractors.

Core recoveries, measurements of rock quality determination ("RQD"), and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

The geology and controls on gold mineralization are similar to the Sao Francisco deposit. Although six structural/lithological domains were identified, the definition of the HAZ outline was considered to be the most important feature controlling the gold mineralization. As with Sao Francisco, the HAZ boundaries were initially digitized into the model and a 3-D triangulated solid was generated and used to constrain the grade interpolation. For the final resource estimate, Lynn Canal Geological Services used an indicator method to define the HAZ ore shell. The basic separation was to flag assays as being either inside or outside of this zone to generate an envelope of continuous mineralization and to ensure that information from holes outside was not used to interpolate grades inside the shell. This also limits the potential for smearing and diluting of grade inside the HAZ.

Sao Francisco Property
----------------------

A total of 50,917 metres in 334 drill holes, all by Santa Elina, has been completed on the deposit and immediate area. All diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and 6 of the core holes were drilled for metallurgical purposes. The resource area was drilled on a 25 metre by 25 metre grid. The drill holes are a combination of vertical and NE and SW inclined holes (mostly at an angle of 60(degree)). Drilling was carried out by a variety of Brazilian contractors.

Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

Five lithological units have been identified at Sao Francisco; however, it is believed that they play a relatively minor role in the mineralization and grade distribution in the deposit. The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units. By far the greatest control over the mineralization is the identification of a HAZ. The basic separation had been to flag assays as being either inside or outside of this zone. The HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations. This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information. The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. ("FSS") to determine their impact on grade distribution, particularly within the HAZ. The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible. These zones should also be separable during mining in the open pit. A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan. WGM audited the work completed by FSS and agreed with its conclusions and the parameters used.

Sampling and Analysis

Similar  sampling  procedures  were  carried  out  at  Sao  Vicente  and  at Sao
Francisco.

Samples from both projects are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. At Sao Vicente, 226 holes were drilled and sampled; at Sao Francisco, 334 holes were drilled and sampled. At both projects, holes in the resource areas were drilled on 25 metre x 25 metre grids. Core recoveries averaged better than 95% for both projects.

The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core. The NQsized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called "gravity" gold (+150 mesh), which was then amalgamated and assayed at the Sao Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an Atomic Absorption ("AA") finish. The value obtained from this assay was termed the fine or "chemical" gold assay. Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a "Jones" splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no "gravimetric" gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre1997 sampling data were reliable, and that, by inference, the "gravimetric" step was not necessary. Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina's Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results. A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above. Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones - with the metallic sieve assay grades being much higher. In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step. Based on this information, Yamana thinks it is possible the earlier reported grades might be understated.

Security of Samples

There is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from both Sao Francisco and Sao Vicente projects is stored under cover at the Sao Vicente project site, as are the sample pulps and rejects.

Mineral Resources and Mineral Reserves

Sao Vicente Property
--------------------

The following table sets forth the estimated Mineral Reserves for the Sao Vicente property as at June 12, 2003:

                       Probable Mineral Reserves(1)(2)(3)

                               Tonnes            Gold             Contained Gold
                             (million)     (grams per tonne)         (ounces)
                             ---------     -----------------         --------

  Probable Mineral Reserves     5.22             0.96                161,000

(1) The Mineral Reserves for the Sao Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Reserves were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

The following table sets forth the estimated Mineral Resources for the Sao Vicente property as at June 12, 2003:

                     Inferred Mineral Resources(1)(2)(3)(4)

                               Tonnes            Gold             Contained Gold
                             (million)     (grams per tonne)         (ounces)
                             ---------     -----------------         --------

   Inferred Mineral Resources   11.4             0.81                297,000

(1) The Mineral Resources for the Sao Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed. (4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Sao Francisco Property
----------------------

The following table sets forth the estimated Mineral Reserves for the Sao Francisco property as at June 12, 2003:

                       Probable Mineral Reserves(1)(2)(3)

                               Tonnes            Gold             Contained Gold
                             (million)     (grams per tonne)         (ounces)
                             ---------     -----------------         --------

  Probable Mineral Reserves
  @ 0.34 grams of gold per
        tonne cut-off          28.876             0.81               753,000
  @ 0.19 grams of gold per
        tonne cut-off          14.505             0.24               112,000
  Total Probable Mineral
        Reserves               43.381             0.62               865,000

(1) The Mineral Reserves for the Sao Francisco property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

(2) The Mineral Reserves were estimated using a cut-off grade of 0.34 grams of gold per tonne and 0.19 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.14 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.
(4) The dump leach material is at a grade of between 0.34 grams of gold per tonne and 0.19 grams of gold per tonne and goes directly to heap leach.
(5) There are 12.42 million tonnes of Indicated Mineral Resources at 0.77 grams of gold per tonne outside of the present proposed pit. The following table sets forth the estimated Mineral Resources for the Sao Francisco property as at June 12, 2003:

                     Inferred Mineral Resources(1)(2)(3)(4)

                                   Tonnes                Gold
                                  (million)        (grams per tonne)
                                  ---------        -----------------

     Inferred Mineral Resources     15.8                   0.9

(1) The Mineral Resources for the Sao Francisco property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 0.34 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.14 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

The plan developed by Santa Elina for operations at the Sao Vicente and Sao Francisco sites is for production to begin at Sao Vicente. Sao Vicente would be a three-year gravity-heap leach operation (including development and post mining gold recovery periods) to be followed by development of a nine-year operation at Sao Francisco. Both equipment and workforce would be transferred from Sao Vicente to Sao Francisco as the initial operation is completed and the new site commissioned. The townsite and other facilities already in place at Sao Vicente would be used for both operations with travel over a 58 kilometre road required between the two operations.

Sao Vicente Property
--------------------

A preliminary feasibility study was completed in 1997 to re-establish an operation at the Sao Vicente site. The 1997 study was updated in 2002 to reflect the devaluation of the Brazilian currency to the US dollar and changed due to increased ore reserves, and new estimates for capital and operating costs and new quotations benchmarked from similar operations.

The short-term operation planned for Sao Vicente includes an open pit mining operation at a stripping ratio of 1.28:1 developed by expanding the existing pit. The pit operation will supply ore to the heap leach operation over a 24 month period requiring a mining rate of 16,400 tonnes per day of combined ore and waste. A total of 5,221,444 tonnes of ore at a grade of 0.96 grams per tonne is to be mined. The primary mining fleet will consist of hydraulic drills and shovels, and articulated 35 tonne trucks. Employees would be a combination of both contracted and company employees. The Whittle designed pit includes slopes at 55(degree) with 10 metre benches in waste and 5 metre benches in ore.

The Sao Vicente operation will be assembled using some of the existing equipment and infrastructure at the site along with the purchasing of new equipment for the mining and processing operations. The operating plan entails starting the Sao Vicente operation and on completion of mining, some of the equipment would be moved to the Sao Francisco site for mine development. Rental equipment would be used, if necessary, at Sao Vicente during the transition period.

In addition to mining the primary ore, it is also planned to mine the existing jig tailings that are stored on site and reprocess them in the heap leach operation. This mining of the jig tailings would take place over a 10 month period during the initial year of operation with an estimated total of 1,260,000 tonnes reprocessed.

Based on the metallurgical testwork, a flowsheet was proposed for Sao Vicente that entails crushing of the open pit ore to minus 19 millimetres and screening at 3 millimetres. The coarse fraction would be prepared for heap leaching with the fine fraction subjected to gravity recovery by jigs. The fine fraction would be de-slimed and also prepared for heap leaching. The heap leach would have a 120-day leach cycle.

The gravity and heap leach operation will be constructed in part at the existing plant site area with some deforestation required for the heap leach site. The existing tailings disposal area and water supply would be used. Construction of the heap layers would include surface grading and PVC covering required to shed water from the circuit during the rainy season. The total operating period for the heap leach is projected to be three years, the mining ending in year two with only the heap operation extending into the third year.

The projected overall gold recovery for the Sao Vicente operation is 81% with the gravity recovery estimated at 20% and the heap recovery estimated to be 76%.

Sao Francisco Property
----------------------

A small-scale demonstration plant is under construction to process the tailings from the Portuguese operations of the 1700s. The operation will process the Portuguese tailings in a hammer mill followed by a sluice or Knelson concentrator to collect a gravity concentrate for amalgamation. The operation is expected to produce 10 kilograms or approximately 320 ounces of gold per month to help offset the interim site maintenance costs as well as support some of the process design criteria for the full scale operation that is planned.

Based on the Whittle pit design developed from the May 2003 resource block model, the Sao Francisco operation will mine and process over a mine life of nine years 28,800,000 tonnes at 0.81 grams of gold per tonne. The overall stripping ratio will be 1.71. The pit design incorporates a pit slope of 42(degree) in the upper oxidized zone increased to 60(degree) in the unweathered rock, based on previous studies of slope stability. The mine design calls for 5 metre benches in the ore.

The mining operation will be carried out with hydraulic excavators and 90 tonne haulage trucks with typical pit support equipment to sustain the operation. The mining rate will be 9,600 tonnes per day of ore with a total combined mining rate of 26,000 tonnes per day of ore and waste required to sustain the operation. The head grade is 0.81 grams of gold per tonne.

The proposed flowsheet includes crushing to a maximum size of 36 millimetres, followed by agglomeration, then heap leaching with a 90-day leach time. The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water. The proposed heap leach cycle time is 120 days. Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of
0.24 grams per tonne. However no testwork has been done to support this dump leach operation.

Fazenda Nova/Lavrinha Property

Property Description and Location

The Fazenda Nova/Lavrinha property is located in the centre of the State of Goias in central Brazil, some 10 kilometres west of the town Fazenda Nova, or approximately 225 kilometres west of the city of Goiania, the capital city of Goias.

The project consists of five mining concessions (two are contiguous) containing several gold zones and exploration targets covering a total 3,108.69 hectares. Two of the gold targets, Lavrinha and Vital, have received most of the exploration and are the most advanced.

One mining concession was optioned from Minerarao Bacilandia-METAGO ("METAGO"), the Goias State mining company, which retains a 1.5% NSR. The remaining four concessions were optioned from Western Mining Corporation ("WMC") who retain a sliding scale/gold price royalty ranging from a 1.0% to 1.5% NSR. Exploration rights for an initial three-year period were granted in February 2002 on the four original WMC concessions.

The surface rights for the Lavrinha and Vital deposits have been leased from local landowners (farmers). Rent on the leases total about US$500 per month. Under Brazilian law, the landowners will also receive a 0.5% NSR royalty on mineral production from their properties.

Santa Elina prepared an EIS and presented it to the Goias State Environmental Agency ("AGMAR") in August 1997 for approval. Considerable site specific baseline data including vegetation studies, wildlife, soil and hydrology had been collected, studied and analyzed to prepare the EIS which is one of the requirements to obtain a mining license. However due to low metal prices Santa Elina requested that AGMAR hold the licensing process. In March 2002, the licensing process was restarted and a community public meeting was held in April 2002, and since no objections were received at the meeting to the proposed mining plan, on June 24, 2002 AGMAR issued the EIS License.

The next step of Santa Elina is to obtain a Construction License; however, before the Construction License can be issued, approval of the basic project plan and environmental reclamation plan is required. After the construction and fulfilling the EIS License and Construction License requirements, an Operating Licence to begin mining will be applied for.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fazenda Nova/Lavrinha project is readily accessible by road, some 210 kilometres from Goiania to the village of Fazenda Nova and from Fazenda Nova to the project, an additional 15 kilometres over a well maintained gravel road. Goiania is serviced by several daily scheduled air flights from major Brazilian cities. An unpaved airstrip suitable for small aircraft is located in the village of Fazenda Nova.

The climate of the area is classified as wet tropical (Koppen classification) with hot, rainy summers from October to March and dry winters from April to September. The average annual temperature is 24.7(degree)Celsius and the average annual rainfall is 1,700 millimetres.

The Fazenda Nova/Lavrinha project is located in a farming and cattle raising community. Modern educational, medical, shopping and banking facilities are available in the nearby towns of Fazenda Nova, Jussara, Bacilandia and Israelandia.

Goias has several operating mines with numerous personnel well trained in mining.

Complete support facilities will be required including warehouse, administration offices, maintenance shops and assay laboratory, cafeteria and clinic. Housing will not be required given the towns nearby within a 40 kilometre distance.

Electrical power (69 kilovolts) is readily available some 6.5 kilometres from a national grid powerline. Water for the project (process make up, fire protection and potable water) can be obtained from deep wells.

The physiography of the project area is typical of savannah country generally flat with little relief, however, much of the primitive vegetative cover of the area has been removed and is now replaced by pastures (livestock farming). The Rio das Piloes is the main drainage of the general area with the project site located between the creeks, Corr. das Bacias and Cbrr. do Garrafao.

Surface rights covering the project areas have been leased from the local landowners. The flat country offers ample sites for waste disposal areas, heap leach pads, and for operating and processing facilities. Surface and groundwater are readily available for mining and processing operations.

History

Placer deposits of gold and diamonds were discovered by the Portuguese Bandeirantes in the 18th Century. The main mining activities were concentrated along two main drainages, Rio Piloes and Rio Claro. The Portuguese Crown, however, claimed the area, withdrew it from exploitation and the area remained with limited exploitation until Brazilian Independence was declared.

More recently, the rivers have been periodically worked by garimpeiros (artisanal miners), however, no primary mineralization was discovered during their activities. Presently, garimpeiro activity is forbidden in the area by the Federal Agency for Environmental Affairs.

The Fazenda Nova/Lavrinha prospect was discovered by WMC during a 1991 to 1992 regional exploration program. WMC terminated exploration in the area when a land tenure conflict developed which has since been resolved. METAGO continued to work on the Lavrinha anomaly and in 1993 was awarded a temporary mining permit. Over a 13 month period in 1993 and 1994, METAGO developed a small, open pit-heap leach gold operation mining and processing the gold bearing saprolite. Although initial gold recovery of the run-of-the-mine heap leach operation was reportedly approximately 85%, poor agglomeration and poor heap leach construction practices resulted in reduced recoveries and the eventual closure of the mine.

After Santa Elina acquired the property in 1995, it decided to focus on delineating further gold mineralization and carried out a drilling program.

Geological Setting

The Fazenda Nova/Lavrinha property is underlain primarily by rocks of Precambrian-age (4,500 to 543 million years) and secondarily by rocks of Paleozoic-age (543 to 248 million years) in four lithologic-tectonic domains. Outcrops of bedrock are rare as a thick residual soil known as "laterite" covers the area. The laterite soil, leached of silica and enriched in iron oxide, commonly has a "pisolitic" or hardened layer at approximately 5 to 6 metres depth. Weathering commonly extends to approximately 50 metres depth together with extensive formation of thoroughly decomposed, chemically weathered bedrock known as "saprolite."

The most prominent geological feature of the regional area is the NNW-trending Fazenda Nova-Israelandia-Ipora lineament. This major regional feature is a shear zone some 5 to 10 kilometres wide, containing severely crushed and granulated ("cataclastic") rocks. It forms the boundary between a domain of metamorphic weakly-foliated granite-like ("gneissic") rocks to the east and a volcano-sedimentary sequence to the west. The "gneissic" rocks are of uncertain age but are intruded by upper Precambrian-age granitic bodies and are overlain to the east by metamorphic sedimentary rocks of Neo-Proterozoic age (900 to 543 million years).

Most of the known gold prospects are in the western part of the project area, underlain by metamorphic felsic and mafic volcanic units interlayered with metamorphic sedimentary rocks. The layered rocks are part of the Amorinopolis Group and are known locally as the Jaupaci sequence. They are intruded by small to large granitic bodies of Upper Precambrian age and contain mafic to ultramafic rock bodies of uncertain age or origin. Gold showings occur along a 40 kilometres long trend following the regional NNW shear zone and commonly related to the intrusive granitic bodies.

The Lavrinha regional project geology is totally masked by the residual laterite soil. Most detailed geologic information has been obtained from the diamond drilling program (approximately 25,000 metres), from the auger drilling program (approximately 10,000 metres), and through the mapping of the garimpo pits (artisanal workings) from an exploration program carried out by Santa Elina beginning in January 1995.

The bedrock of the Lavrinha area consists of deformed metamorphic "dacite" - a quartz-bearing type of volcanic rock - and instrusive bodies of "diorite" and "tonalite" - granitic rocks that contain only small to moderate amounts of quartz. The intrusive bodies occur as cross-cutting dikes and as flat-lying tabular masses known as sills. They are less deformed than the dacite but often show strong hydrothermal alteration; approximately 70% of the original minerals have been replaced by carbonate, chlorite, sericite, biotite and sulphides.

The average  depth of the  weathered  zone is 50 metres with the top marked by a
1.5 metre thick clayey soil, underlain by a 0.7 to 1.0 metre thick "pisolitic" or hardened layer, in turn underlain by a zone of chemically decomposed bedrock ("saprolite") which can be up to 4.7 metres thick.

Exploration

Exploration was conducted on the Fazenda Nova/Lavrinha area by WMC during a 1991 to 1992 regional geochemical exploration program. WMC followed up with a soil sampling program on a 100 by 50 metre grid and delineated two areas with potential for mineral resources known as Lavrinha and Vital.

WMC  continued  with auger  drilling and at Lavrinha  obtained gold values up to
6.44 grams of gold per tonne over 19.0 metres and estimated a resource of 235,000 tonnes at 3.93 grams of gold per tonne. The auger drilling at Vital intercepted several sub-parallel gold bearing veins, at widths of I to 2 metres.

After a land tenure conflict developed, WMC stopped exploration in the area. This conflict was subsequently resolved and METAGO continued working on the Lavrinha and was awarded a temporary mining license in 1993. METAGO, over a 13 month period during 1993 to 1994, developed a small, open pit, heap leach operation in the saprolitic rocks of the weathered zone at Lavrinha. A reported total of 100,000 tonnes of the gold bearing saprolite at an estimated grade of 2.2 grams of gold per tonne and at a cut-off grade of
1.5 grams of gold per tonne was mined. The heap leach operation was originally estimated to produce an 85% recovery but because of poor agglomeration and heap leach construction practices resulted in poor recoveries and the eventual closure of the mine.

After acquiring the property, Santa Elina decided to suspend any further mining and concentrate on outlining additional gold mineralization. Santa Elina carried out auger, reverse circulation and diamond drilling in the Lavrinha-Vital area totalling 36,069 metres and outlined a gold mineralized saprolitic zone over an area of 3 by 1.5 kilometres to a depth of 50 metres.

Several   other   oxidized  gold  targets  in  the  general  area  will  require exploration.

Mineralization

Gold occurs as very small (less than 20 microns) free grains, commonly associated with fine grained arsenopyrite. The mineralization resulted from ascending hydrothermal fluids infilling a network of fractures and zones of weakness to form a "stockwork" system. The hydrothermal fluids are composed of carbonates (mainly the iron-rich varieties known as siderite and ankerite) and arsenopyrite, with gold accompanying the arsenopyrite commonly in areas associated with carbonate-quartz veinlets. Gold is localized along the margins of dikes that cut a diorite body; the dikes trend about N20(degree)W and dip 750 to the NE.

The mineralization examined in detail to date - and the only mineralization considered in the 2003 report by WGM - is the oxidized material occurring as "saprolite." Primary mineralization known at depth beneath the "saprolite" has not been evaluated.

Drilling

A total of 36,069 metres of drilling was carried out by Santa Elina on the property. Drill hole spacing in the main portion of Lavrinha and North Lavrinha is 25 metres; in the fringe areas and at Vital the drill hole spacing is roughly 50 metres. Most drill holes are inclined at 45(degree) to 60(degree) and drilled in a S70(degree)W direction. A few vertical holes and some holes in the opposite direction (N70(degree)E) were also drilled. Core recoveries generally exceeded 90%. The core boxes are well labelled and systematically stored.

Representative samples from the auger and reverse circulation drilling have been bagged, labelled and stored.

Drill hole orientation and inclination was designed to cut the dikes at right angles, as close to the true thickness of the gold mineralization as possible along the margins of the dikes.

The most important controlling feature in the Lavrinha area is a diorite dike complex that intrudes the dacite host rocks. The gold mineralization is commonly associated with arsenopyrite and quartz-carbonate veinlets and tends to follow the N20(degree)W strike (75(degree) NE dip) of the diorite, as the contacts of the dike were the main conduits for the mineralizing fluids. The drilling is perpendicular to these contacts. The mineralization is not limited to a single rock type, but the diorite appears to have the highest assays.

The upper 50 metres is intensely weathered to saprolite and there may have been some remobilization of the gold in this layer.

Sampling and Analysis

Sample preparation for Fazenda Nova samples was designed and installed and the personnel were trained by the well known Brazilian Assay Laboratory, NOMOS of Rio de Janeiro. The sample preparation laboratory and drill core storage are both located in the town of Fazenda Nova.

Samples of drill core were cut by diamond saw while those of the auger and reverse circulation holes were split by a Jones riffle splitter. Following preparation, the samples were shipped by truck, twice a week to the NOMOS laboratory where samples were analyzed by fire assay for their gold content and also assayed for their arsenic content.

In their 2003 report, WGM is of the opinion that the samples as collected were representative and without sample bias.

Security of Samples

Kenneth A. Lovstrom, an independent consulting geochemist from Tucson, Arizona was contracted by Santa Elina/Echo Bay to review the laboratory and sampling handling procedures and quality control.

The Fazenda Nova data quality control program is made up of:

i) the insertion of a bulk control sample at a frequency of 1 in 20 drill samples;

ii)  two blank samples per drill hole and 1 per 40 at the preparation  facility;
     and

iii) one duplicate drill sample per 20, all sent for analysis to the NOMOS laboratory.

The throughput of the samples from the sample preparation laboratory is tracked by computer generated flow sheets and stick on labels.

Samples were shipped by truck to the NOMOS laboratory, although the specific measures taken were not available. WGM believes that the procedures adopted were adequate, and no comments regarding security were made in the report by Mr. Lovstrom during his quality control review of the sampling operation.

Check assays were conducted at Geolab, Belo Horizonte, MG and at Bondar-Clegg's Lusiania, Brazilia DF in Brazil and at Bondar-Clegg in Vancouver and Lakefield Research, Ontario in Canada.

It is WGM's opinion that the amount of sampling was adequate and that the sample preparation, the security and the analytical procedures were all carried out in a professional manner.

Mineral Resources and Mineral Reserves

The following table sets forth the estimated Mineral Reserves for the Fazenda Nova/Lavrinha property as at June 12, 2003:

                      Probable Mineral Reserves(1)(2)(3)

                        Tonnes          Gold            Contained Gold
        Deposit      (thousands)  (grams per tonne)        (ounces)
        -------      -----------  -----------------        --------

    Lavrinha             3,318          1.00               107,000
    Vital                  576          0.86                16,000
    -----                  ---          ----                ------
    Total                3,894          0.98               123,000

(1) The Mineral Reserves for the Fazenda Nova/Lavrinha property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Reserves were estimated using a cut-off grade of 0.32 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$4.24 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

The following table sets forth the estimated Mineral Reserves for the Fazenda Nova/Lavrinha property as of June 12, 2003:

              Indicated and Inferred Mineral Resources(1)(2)(3)(4)

                                  Tonnes          Gold            Contained Gold
        Deposit                (thousands)  (grams per tonne)        (ounces)
        -------                -----------  -----------------        --------

Lavrinha-Indicated              5,393,000        0.88                 153,000
Lavrinha - Inferred                56,000        0.47                   1,000
Vital - Indicated                 982,000        0.77                  24,000
Vital - Inferred                   38,000        0.56                   1,000
North Lavrinha Ext.-Indicated     405,000        0.58                   8,000
North Lavrinha Ext.-Inferred        1,000        0.44                       -
----------------------------        -----        ----                       -
Total Indicated                 6,780,000        0.84                 185,000
Total Inferred                     95,000        0.50                   2,000


(1) The Mineral Resources for the Fazenda Nova/Lavrinha property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 0.32 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$4.24 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining  Operations

The Fazenda Nova site had a small operation established in 1993 and operated through into 1994. Shallow open pits and a single layer heap leach operation was constructed with an estimated total of 100,000 tonnes mined and processed at a recovery less than the projected 85%. The reported head grade was 2.2 grams of gold per tonne of gold at a cut-off grade of 1.5 grams per tonne.

Arrantes and Associados Consultoria completed the initial study of the Fazenda Nova project in 1997 on the shallower oxidized material only. Subsequent studies included mining deeper into transitional zones but the material from the transitional zones are not supported with sufficient development studies.

The Fazenda Nova project is based on developing a zone of open pits on the Lavrinha and the Vital deposits. The mines would be developed initially with 10 metre high benches and with a 45(degree) overall pit slope progressing to 4 metre bench widths at the pit lower levels. The mining rate would be approximately 2.2 million tonnes per year and would be carried out with contract mining. The stripping ratio in the Lavrinha Pit is estimated at 0.615 while in the much smaller Vital Pits the stripping ratio is estimated at 1.03. Due to the high rainfall in the wet season, it is anticipated that mining operations would have to be stopped periodically during wetter periods due to road conditions.

The mining operation will be carried out with a combination of front-end loaders and hydraulic backhoe type shovels. Typical highway type haulage trucks with 22 to 33 tonne capacity will be engaged. Due to the variation from free digging material in the upper levels and harder rock requiring drilling and blasting in the transition zones, a variety of mining equipment is proposed over the short mine life but all readily available from contractors. The mining operation during the mining life of Lavrinha and Vital will be 3,894,00 tonnes of ore to the heap leach operation with a total of 6,503,000 tonnes of ore and waste mined over the three year mine life.

To process the ore a conventional dedicated heap leach pad is proposed. The mined ore will be desegregated with equipment followed by agglomeration, conveyance, and radial stacking on the heaps. WGM does not believe this equipment will be suitable for deeper transition ore which may require crushing.

Due to the heavy rainfall (1,500 millimetres) in the wet season, the tops of the heap layers will have to be graded and covered to shed precipitation from the heap leach operation. Additionally, due to extensive clays in the surface soils and waste materials, diversion dikes and dams will have to be maintained to control mine site drainage and protect the nearby watershed. During the dry season it is proposed to use sprinkler type irrigation of the heaps to reduce water inventories to as low as possible for the next wet season.

Chapada Property

The Chapada Property is a copper-gold project located in northern Goias State, approximately 320 kilometres north of the state capital Goiania. The Chapada Property was studied in detail in 1997 by Independent Mining Consultants of Tuscon, Echo Bay Technical Services of Denver and Lynn Canal Geological Services of Anchorage and was the subject of a feasibility study completed in 1997-98 by Kilborn (now SNC Lavalin). Yamana has committed to obtain an updated technical report in conformity with the requirements of NI 43-101 and to update the feasibility study to bankable standards.

The property is part of the Brasilia Greenstone Belt, a major succession of Proterozoic-age metamorphic volcanic and sedimentary rocks cut by granitic intrusive bodies. The Brasilia Greenstone Belt contains many active gold, nickel, and other mines, comprising much of the important Tocantins Metallogenic Province. Chapada occurs in a strongly metamorphosed and hydrothermally altered rock sequence comprised of highly foliated rocks such as "amphibolite schists" derived from volcanic tuffs and "quartz-mucscovite-kyanite schists" derived from mudstones and impure sandstones.

Copper and gold mineralization at Chapada is disseminated, epigenetic, and related to a broad zone of hydrothermal alteration known as "hydrothermalite." The hydrothermalite zone appears to coincide with a broad zone of shearing, but most of the area is covered by thick soil and geologic details are poorly known. The copper occurs mainly as the sulphide mineral chalcopyrite, which is found as tiny disseminated crystals, elongated pods, lenses along the foliation, crosscutting stringers, and coarse clots in quartz veins. Gold apparently occurs as sub-microscopic grains, probably tied up in the sulphide minerals. The copper-gold ore is free of deleterious impurities.

The deposit is a flat-lying shallow tabular body and is hosted by relatively soft, easily mineable, friable schists. Project development is supported by an exceptionally good infrastructure with ready access to power, transportation, labour and support facilities. The SNC Lavalin feasibility study expected the 15-year operation to produce 12.7 million tonnes ore per year from a shallow open pit with a waste to ore strip ratio of 0.43:1. The feasibility study recommended a starter pit for the first five years of production with grades expected to overage 0.470% copper and 0.450 grams of gold per tonne. Cost over the 15-year mine life were estimated at US$190 per ounce equivalent gold (based on US$0.85 per pound copper and US$325 per ounce gold).

The Chapada acquisition includes 8,389 hectares of properties, consisting of the mine and other exploration lands within a large copper-gold surface geochemical anomaly. This anomaly, more than 50 kilometres long by 10 kilometres wide, contains a number of other known copper-gold or gold deposits, some with defined resources and a few with modest production histories.

The above information is historical information which has yet to be verified in detail and there is no certainty that any economic resources will exist on these properties. The historical resources estimated in these reports use resource categories that do not conform to NI 43-101 standards, so Yamana has downgraded these historical resource estimates to Inferred Mineral Resources pending completion of a technical report compliant with NI 43-101 standards. Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of any of these Inferred Mineral Resources will be upgraded to an Indicated or Measured Mineral Resource as a result of continued verification or continued exploration.

Fazenda Brasileiro Property

The disclosure under the heading "Information Concerning the Properties-Fazenda Brasileiro Property" has been derived from a technical report dated June 12, 2003 entitled "A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation" prepared by Messrs. Spring, MacFarlane and Sullivan of WGM. WGM has consented to the use of the technical report as the basis for the following disclosure, including in some cases the use of direct extracts.

Property Description and Location

The Fazenda Brasileiro property, which includes a producing gold mine and adjacent exploration property, is located in east central Brazil close to the Atlantic coast, in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicura Greenstone Belt ("RIGB"), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the northsouth trending portion of the RIGS and several exploration permits southwest of the mining area. These holdings have less immediate potential. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling 11,939.20 hectares. The remaining area is comprised of 61 blocks, many of which are contiguous and all at various stages of the tenure process, totalling 58,297.76 hectares in area. All of these tenements are held in the name of CVRD or subsidiaries of CVRD.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fazenda Brasileiro site is accessed from Salvador via 180 kilometres of paved road, including some dual carriageway, on highways BR 324, BA 409 and secondary paved highways to the village of Teofilandia which is 15 kilometres by road southeast of the mine. This final 15 kilometres is unpaved but of good quality. There are numerous direct flights daily from Salvador to Sao Paulo and other major Brazilian cities from which connections are available to a variety of international destinations. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties although the routes are circuitous.

The climate is semi-arid and seasonal variations are minimal but rain is more prevalent between November and January. Average annual rainfall, measured on the site, is around 500 millimetres. Average annual temperature is approximately 24(degree) Celsius with virtually no month to month variation.

The town of Teofilandia serves as the main community for workers at the mine and there is a much smaller village between it and the mine. The local population base is approximately 15,000, the vast majority of whom live in Teofilandia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros. Outside of the Fazenda Brasileiro mine, local economic activity consists of subsistence agriculture, goat herding and cattle ranching.

Teofilandia is a full service town and it and the mine are served by the national power grid and highways as noted above. There is a freight-only rail line, which passes through the area in a NW-SE direction close to the mine, but it is not used by the mine.

Mine site infrastructure includes a 470 metre vertical shaft; a series of underground ramps; a 960,000 tonnes per year carbon-in-pulp ("CIP") milling facility; plastic lined heap leach pads and associated processing equipment; a series of plastic lined tailings disposal ponds; a warehouse and maintenance shops; drill core logging, splitting and storage facilities; a sample preparation facility and assay laboratory; a cafeteria; a helicopter landing pad from which gold bullion is shipped off site and several office complexes. In addition, the mine has a water system consisting of a well field located east of Teofilandia, a buried pipeline and a pumping system to provide potable and processing water to Teofilandia and the mine.

Topography is gently rolling with elevations of 300 to 500 metres above mean sea level. Relief is generally 50 to 100 metres although there are occasional hills and series of hills rising 200 to 300 metres. Vegetation is generally sparse although at the time of the WGM site visits the entire area was green. Plant cover is composed of rough, low grasses, algaroba (mesquite-like) trees and sisal plants. There are very few flowing water courses in the area.

History

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time. A small amount of heap leach production has continued throughout the mine life. Total gold production at the end of 2002 was over 2,000,000 ounces. WGM has confirmed that heap leach and CIP mill recoveries have averaged 75% and 95% respectively. CIP throughput and grade have been very consistent on a year by year basis.

Geological Setting

The RIGB is of early Proterozoic age (2,500 to 1,600 million years ago) and is generally divided into three lithologic domains: (1) a mafic volcanic domain of pillowed and massive tholeitic basalts; (2) a felsic volcanic domain of calcalkaline andesites, rhyodacites and pyroclastics; and (3) a sedimentary domain of fine-grained elastics and conglomerates of volcanic origin, portions of which are intercalated with the volcanic sequences. All these domains are intruded by Proterozoic granitoids and the belt is underlain by Archean basement gneisses and migmatites. Most of the belt was metamorphosed to middle greenschist facies, except where amphibolite facies metamorphism developed around intrusions.

Outcrop is sparse (+/-10%) both regionally and locally throughout the project area. Most of the detailed geological information is obtained from surface trenching, which is routinely used as a mapping tool. Other detailed information is obtained from drill holes (diamond and percussion) and underground mapping, although the latter is used mainly as a double check on drill core geology and is carried out by technicians.

The Weber Belt is a 10 kilometre long east-west trending south dipping shear zone, which abruptly rotates towards the south near its western extremity. It is now suspected that a similar southern rotation occurs at its eastern extremity as Weber Belt stratigraphy has been intersected by drilling in this area, south of the main trend. The Weber Belt is host to the most significant gold mineralization in the RIGB, including the Fazenda Brasileiro mine. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato and Canto zones, all of which are either in small-scale production or have been in production from small tonnage open pits. The Weber Belt has been grouped into four distinct overturned sequences from south to north:

1. the Riacho do Inch unit, which is mainly composed of carbonate-chlorite schist with minor intercalations of carbonaceous schist lenses. The protolith of this rock is assumed to be basaltic lava;

2. the Fazenda Brasileiro unit, which is dominated by felsic and mafic schists. Containing the most important gold concentrations, this unit is subdivided into three units, namely:

     i) the graphitic schist ("GRX"), which forms the hanging wall of the main Fazenda Brasileiro mine ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon;

     ii) the magnetic quartz-chlorite schist ("CLX"), which consists of two major layers of 20 metre and 3 metre average thickness. Part of this unit is situated at the contact with the GRX and hosts the main ore shoot; and

     iii) the Intermediate Sequence, which is composed of sericite-chlorite-carbonate schist ("CAX") and plagioclase-actinolite schist ("PAX"). The latter are weakly altered gabbroic bodies which show ophitic to subophitic textures and occur disseminated within the CAX and sometimes within the CLX units. The CAX rocks represent less mafic surrounding basalts. Researchers feel that the Fazenda Brasileiro unit as a whole represents a mafic sill, emplaced between metabasalts and turbidites. The intrusion is differentiated into metagabbro (PAX and CAX), grading to metaferrogabbro (CLX), and even into meta-anorthosite (quartz-feldspathic breccia) at the top. Such a pattern, however, appears inconsistent with the reverse dip of the unit. An alternative interpretation suggests that the gabbro was restricted to the PAX lithologies and that the CLX consisted of differentiated tholeiitic basalts;

3. the Canto unit, which consists of fine-grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers and an agglomeratic pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization; and

4. the Ab6bora unit, which is located in the northernmost part of the Weber Belt. It comprises a thick sequence of basalt flows with local, narrow sedimentary intercalations.

Deformation along the main east-west shear zone has destroyed most of the original features in the rocks of the mine area.

The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting which latterly offset the Fazenda Brasileiro ore shoots (referred to as "orebodies" in some papers and reports) by up to 100 metres. The main mineralization, in the form of sulphide bearing quartz veining, is associated with the second phase.

Mineralization within the magnetic schist (CLX unit), host to the vast majority of the deposit, exhibits a hydrothermal alteration zoning affecting single veins and entire ore shoots. Three types of quartz veins are recognized, simple quartz veins, quartz-carbonate-biotite veins and quartz-albite-sulphide veins. Simple quartz veins are composed of recrystalized quartz and minor calcite and the host CLX has alteration haloes with sericite, chlorite and occasionally biotite a few centimetres thick. The quartz-carbonate-biotite veins are composed of carbonate with interstitial quartz and brown biotite. Surrounding alteration consists of carbonate, biotite and rare pyrite and pyrrhotite. The quartz-albite-sulphide veins, host to the high grade mineralization, are composed of quartz, albite, pyrite and arsenopyrite. Pyrite and arsenopyrite concentrate at the contacts with the adjacent altered CLX. In general, alteration zones form centimetric to decimetric bands parallel to vein margins. Since most ore shoots are formed by several generations of crosscutting veins, alteration bands related to each generation of veins are superimposed and form a coarse-grained brecciated rock composed of quartz, albite, carbonate and sulphides. The CLX alteration is characterized by a major decrease in chlorite content along with increases in albite, calcite, pyrite and arsenopyrite.

Exploration

At this time, the only exploration being conducted in the mine proper is fan diamond drilling on 25 by 10 metre grids from footwall drifts as part of the stope definition process in the area known as the "CE zone". This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade indicated Mineral Resources to the Measured Mineral Resources category.

In 2000, a deep diamond drilling program began from hanging wall access drifts just below the bottom of the 470 metre shaft. Holes were drilled over a 2.6 kilometre strike length from 500 metres to 1,000 metres below surface on a nominal 100 metre horizontal by 25 metre vertical grid (increasing to 50 metres with depth). In 2001, significant results were obtained about 300 metres below the CE zone. Nine holes intersected typical CLX unit related mineralization over a 1 kilometre strike length now known as the "E-Deep zone". Drilling originally scheduled for 2003 has been on hold pending a decision on how best to access the zone for definition drilling. Options being studied are extending the hanging wall drifts and cross cuts to provide additional drill stations or extending the development ramp beneath the CE zone and establishing drill stations closer to the E-Deep zone. There is a possibility that such a decision may be on hold pending completion of the acquisition by Santa Elina and CVRD geological staff are now budgeting for this drilling in 2004.

Exploration, largely in the form of diamond drilling, is ongoing or planned for 2003 on the Barrocas Oeste, Canto and Papagaio properties. In general CVRD programs follow a pattern of compilation of regional geochemical sampling data, trenching to obtain geological information in this outcrop-poor area, sampling the trenches, then percussion drilling fences of holes and diamond drilling where encouragement is encountered. Percussion and diamond drilling programs are often carried out simultaneously.

Mineralization

Fazenda Brasileiro is an epigenetic, structurally controlled and hydrothermally altered, Precambrian quartz-vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 to 0.10 grams of gold per tonne) throughout visibly unmineralized CLX.

Hydrothermal alteration and the style of veining are typical of well studied greenschist facies deposits such as Sigma and Ker -Addison in the Canadian Archean and the Hunt Mine in Western Australia.

Fazenda Brasileiro Mine
-----------------------

Gold mineralization within the mine area is related to multi-phase quartz veining events. At the mine, the gold occurs in at least three textural settings; as particles attached to sulphide grains, as particles within fractures in sulphide grains and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver. The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the magnetic schist (CLX) unit. Veins (often multiple) vary from one to four centimetres thick, have irregular margins and are typically oriented sub-parallel to the predominant east-west trend of the mine package. These multiple vein systems vary in true width from 1.5 metres to 40 metres and horizontal mining widths vary from a minimum 3 metres to 40 metres.

They are generally 40(degree) to 70(degree) degrees south dipping, with a shallow to moderate east plunge although this is quite variable, having a slight westerly plunge in the presently being mined CE area and a flat to gently westerly plunge in the areas known as the F and G zones.

Barrocas Oeste
--------------

This property is situated on the western extension of the belt where it is rotated to the south immediately adjacent to and west of a major north-south fault. The property has seen mining of oxide material (174,000 tonne grading
2.82 grams of gold per tonne) from three open pits, the last of which ceased production in April 2003. Mineralization strikes northeast, dips at 45(degree) to the southeast and plunges 10(degree) northeast, and is geologically similar to that of Fazenda Brasileiro, although it is more complex structurally. The mineralization is known to continue with a gentle plunge to the northeast along strike, and a new diamond drilling campaign, along with some percussion (rock chip) drilling is to begin in mid-2003. The first 400 metres of strike will be tested on a 25 by 10 metre grid and the remaining 450 metres up to the fault will be tested on a 50 by 20 metre grid. CVRD's life of mine ("LOM") plan for Fazenda Brasileiro calls for 500,000 tonnes grading 4 grams of gold per tonne of underground production from Barrocas Oeste. There has been no resource estimate prepared for Barrocas Oeste to date and while its potential is good, there is not enough data available to allow for an estimate. Any resource outlined would require development of a ramp. There is some suggestion that the mineralization is in the form of rod-like bodies with more continuity along plunge as opposed to down dip and plunge as is the case at Fazenda Brasileiro.

An underground resource will likely be developed but may present mining problems because of complicated structural controls and possible multiple rod-like zones. A new diamond drilling program was to begin in mid-2003.

Papagaio
--------

This property is located 6 kilometres east of the mine within the Weber Belt stratigraphy. Three small open pits have yielded 80,000 tonnes grading 3 grams of gold per tonne. Mineralization consists of quartz, albite, pyrrhotite, arsenopyrite, (pyrite) veins and networks of such veins hosted by the CLX unit within a shear zone at an altered basalt/sediment contact. Three additional oxide zones totalling 250,000 tonnes grading 2.2 grams of gold per tonne have been reported by CVRD and are presently being mined from a single pit. In late May 2003, CVRD prepared an informal resource estimate on mineralization on trend to the southwest, down plunge adjacent to that being mined. The zones being mined strike west-northwest, dip about 25(degree) south and plunge 10(degree) west. Percussion drilling to the west down dip and plunge is underway and diamond drilling is scheduled to begin in mid-2003. LOM planning does not include long range production from Papagaio.

There is good potential to develop additional tonnage at grades similar to those being mined presently.

Lagoa do Gato
-------------

This property is located 7 kilometres east-northeast of the mine and covers a portion of a quartz porphyry subvolcanic intrusive in the northern portion of the Weber Belt. East-west trending shear zones 100 to 200 metres wide cut the intrusive. They host sericite schists occasionally carrying auriferous disseminated pyrite and are being mined in a series of very small open pits. Grade is 1.2 to 1.5 grams of gold per tonne and the mined material is heap leach processed. Several dozen of these small auriferous areas have been identified and CVRD carries a Proven Mineral Reserve of 255,000 tonnes grading 1.5 grams of gold per tonne for Lagoa do Gato.

Drilling has intersected similar values at 60 to 70 metre depths in sulphide material and more drilling is planned, but this type of mineralization holds little chance of contributing much value to the project. At best it can help maintain throughput tonnage on a short term basis.

Canto I and II
--------------

This property is immediately adjacent to the north and northeast of the mine, is underlain by the northern portion of the Weber Belt stratigraphy and while no resource has been identified, it has seen limited production from oxide pits (the Canto II pit hosted f5 grams of gold per tonne material). Shear zone quartz vein mineralization is hosted by metasediments and agglomerates. It is east-west striking, dips about 45(degree) south and has an undulating gentle plunge to the west.

In 1998 and 1999, three 100 metre spaced sections of exploration holes were drilled, roughly on 50 metre centres beneath the Canto II pit to a depth of 275 metres vertical. Several encouraging intersections such as 4.45 grams of gold per tonne over 3.0 metres, 9.57 grams of gold per tonne over 1.5 metres and 3.73 grams of gold per tonne over 4.0 metres were cut. Portions of the property could be easily accessed from present mine workings. A 13,000 metre diamond drilling program began in June 2003. The Canto area holds very good advanced exploration potential.

Cedro Property
--------------

This is an important exploration property because of its proximity to the mine infrastructure. It is located 3.5 kilometres south of Papagaio on the east end of the Weber Belt in a covered area where a blind discovery was made based on the assumption that the Weber Belt stratigraphy rotated south in a manner similar to its behaviour of the belt's western extension. There was a surface geochemical anomaly, which was not considered significant, but a trench exposed what appeared to be belt stratigraphy and a single diamond drill hole has returned three intersections of interest, two of which were associated with the CLX unit. In the hanging wall above the CLX, 4.4 grams of gold per tonne over
0.5 metres were cut. Within the CLX unit, arsenopyrite rich intersections of 3.3 grams of gold per tonne over 2.0 metres and 1.8 grams of gold per tonne over 4.0 metres were cut 30 metres apart. Based on this limited information, the stratigraphy strikes north-south and dips to the west. An east-west trending synclinal axis is interpreted to lie just to the north of the hole. Diamond drilling scheduled for 2003 has been postponed until 2004.

This property holds good short-term exploration potential and its proximity to infrastructure makes exploration here a priority.

Drilling

Historically, CVRD has conducted surface diamond drilling in the initial search for new ore shoots. This is followed by 100 by 50 metre grid underground fan drilling using B-sized core (36.4 millimetre diameter) to establish Indicated
Mineral Resources. Fan drilling consisting of A-sized core (27.0 millimetre diameter) on a 25 by 10 metre grid pattern is then used to upgrade from Indicated to Measured Mineral Resources. Finally blast holes are drilled on 12.5 metre centres between the 25 metre fan drilling sections to complete the stope definition process. Generally A-sized coring is done with CVRD machines and crews while B-sized and N-sized (47.6 millimetre diameter) coring (both on surface and underground) is done by contractors.

Geologists use a standard core logging form introduced in 2001 and record lithology, foliation angle, vein type, percent quartz veining, presence and type of ore gangue, alteration and mineralization (arsenopyrite, pyrrhotite, pyrite, chlorite, magnetite, etc.), fault angles and fault type. This information is not entered directly into the database but is used by the geologists to interactively model boundaries of ore shoots in Vulcan software. The amount of data collected meets or exceeds industry standards but AMEC/MRDI, which carries out annual audits on CVRD's reserves, has recommended (and WGM in its 2003 technical review concurs) that it would be helpful if all these data were captured digitally and integrated into the database in order to make better use of them.

A-sized core is not split and the whole core is sent for assay. It is not photographed. B-sized and N-sized core is diamond sawed with one half split sent for assay and the other half archived.

Geotechnical logging is carried out on all underground and some surface holes, with recovery, lithology, alteration grade (1 to 5) and fracture information collected and RQDs and an internal rock mass quality (Q-index) calculated. Core recoveries average 95% with some losses occurring in the graphitic horizons. Point load and uniaxial stress tests have been carried out in the past.

All core drill holes are surveyed with either a Reflex Maxibor or Flexibor instrument on 3 metre intervals. CVRD indicates that it has concerns about the accuracy of readings in deep holes and thus has not included the results of two surface holes in its consideration of the potential of the E-Deep zone.

Specific gravity ("SG") measurements are taken on a 10 centimetre sample from each lithology encountered and on a 10 centimetre sample from each one-metre assay interval in each core hole. SG measurements are determined by a water displacement method as follows: The sample is coated in Vaseline and weighed. It is then placed in a graduated water filled cylinder and the amount of water displaced is measured. The SG is then calculated as the weight of the sample divided by the volume of water displaced. AMEC has questioned the fact that the samples are not dried first but a 2001 test of 12 dry versus wet samples showed that there was only an insignificant difference

(0.001 gram per cubic centimetre) in the results. This SG determination method is an accepted industry practice although the use of melted wax to coat the samples is more common. WGM in its 2003 technical review approves of this CVRD practice and believes that the resulting SG information is accurate and can be used in subsequent Mineral Resource estimates.

Sampling and Analysis

Surface trenches are routinely used as a mapping tool. They are about 0.5 metres wide by 1 metre deep and often up to 1 kilometre long. These are chip sampled after mapping and then backfilled.

A-sized underground diamond drill core assay samples are of whole core, generally 1 metre in length and sampling is carried out by technicians on intervals designated by the geologist in the drill log. B-sized and N-sized underground core sampling is handled in the same manner except that it is diamond sawed; only half the core is assayed and the other half is archived.

Chips and sludge from the 12.5 metre spaced blast holes are sampled and assayed over their entire length on 1.8 metre (rod length) intervals.

Development headings are sampled every round for daily grade control purposes. This sampling is of jumbo drill hole sludge.

Sample preparation and assaying are carried out by CVRD personnel at their on-site laboratory. All samples are coarse crushed to 80% minus 6.4 millimetres then the entire sample is roll crushed to 80% minus 6 mesh (3.35 millimetres). Industry standard practice is 90% passing 10 mesh (1.75 millimetres). Roller crusher specifications are checked every five days. This material is passed through a Jones (riffle) splitter and a 125 gram aliquot taken and pulverized to 95% minus 20 mesh. Procedure protocols and manuals are provided for each step in sample preparation. Crushing and grinding equipment is cleaned with compressed air after each sample and silica sand is passed through the equipment prior to running batches of samples which are likely to be of significantly different grade than the previous batch. Dust control is good although dust is not fully captured during the compressed air cleanings.

Gold determinations are carried out on 25 gram samples by fire assay with an AA finish. Assaying for other metals and elements in samples submitted by the geological, environmental and processing departments is carried out by AA and the lab does some wet analyses. At present the laboratory, which has a capacity of 25,000 samples per month on a two shift basis, is assaying approximately 10,000 samples per month running one shift per day, five days per week.

CVRD has a systematic quality control program in place. It includes the introduction of one project specific standard, one blank and one duplicate into each batch of 24 samples. The standards are produced through a roundrobin process in ten Brazilian labs. Entire batches are rerun, if the standard is outside +/-one standard deviation or if the duplicate is 15% different from the original. Approximately 20 samples every two months are exchanged with the CVRD Sao Bento mine and while records were not made available the laboratory manager indicated that the two laboratories report acceptably similar results.

In 2000, the Fazenda Brasileiro laboratory took part in an AngloGold audit of Brazilian labs and was given the highest rating, that being "satisfactory".

CVRD does no outside auditing of the laboratory and this is a shortcoming. While there is no evidence of assay bias in the laboratory, outside audits and/or a routine program of sending duplicates for check assaying at other laboratories has become standard procedure at most laboratories including in-house ones such as that at Fazenda Brasileiro.

Security of Samples

There are no specific sample security procedures in place during sample preparation and transportation. Archived drill core and sample rejects and pulps are stored at the mine site.

Mineral Resources and Mineral Reserves

The following table sets forth the estimated Mineral Reserves for the Fazenda Brasileiro property as at December 31, 2002:

                  Proven and Probable Mineral Reserves(1)(2)(3)

                                                  Gold            Contained Gold
       Area                      Tonnes     (grams per tonne)        (ounces)
       ----                      ------     -----------------        --------

   Underground - Proven          672,000          4.48                96,790
   Underground - Probable      1,101,000          3.45               122,120
   Open Pit - Proven             626,000          2.14                43,070
   Open Pit - Probable                 -             -                     -
   -------------------                 -             -                     -
   Total Proven                1,298,000          3.35               139,860
   Total Probable              1,101,000          3.45               122,120
   Total Proven and Probable   2,399,000          3.39               261,980

(1) The Mineral Reserves for the Fazenda Brasileiro property set out in the table above have been prepared by CVRD and reviewed by WGM. The Mineral Reserves are classified as Proven Mineral Reserves and Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Reserves were estimated using a cut-off grade of 2.00 grams of gold per tonne. The gold price used by CVRD for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$23.92 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Reserves through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about
     0.50 grams of gold per tonne.

The following table sets forth the Mineral Resources for the Fazenda Brasileiro property estimated by WGM as at December 31, 2002:

       WGM Estimated Indicated and Inferred Mineral Resources(1)(2)(3)(4)

                                                  Gold            Contained Gold
       Area                      Tonnes     (grams per tonne)        (ounces)
       ----                      ------     -----------------        --------

   E-Deep Zone - Indicated       462,000          4.48                 66,540
   E-Deep Zone - Inferred        442,000          5.30                 75,320

(1) The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by WGM. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 2.00 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$23.92 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.
(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

The following table sets forth the Mineral Resources for the Fazenda Brasileiro property estimated by CVRD as at June 2003:

                   CVRD Estimated Indicated Mineral Resources

                                 Grade           Contained Gold (ounces)
       Area      Tonnes     (grams per tonne)

G Zone 02        64,000          3.88            7980
G Zone 05        15,400          6.40            31,690
F Zone 05        93,000          7.20            21,530
Total            311,000         6.12            61,200

(1) The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by CVRD. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2) The Mineral Resources were estimated using a cut-off grade of 2.00 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$23.92 per tonne.
(3) Dilution and mining losses are incorporated in the Mineral Resources through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.
(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

Mining at Fazenda Brasileiro began from shallow open pits and a heap leach operation, progressing to an underground operation with ramp access developed from the pits. A CIP milling operation began following the development of the higher grade underground operation in 1988. The mill is a conventional CIP circuit with 960,000 tonnes per year capacity and a carbon absorption circuit to recover gold from the heap leach operation. As underground mining progressed to depth a shaft was developed. Currently the operation is being sustained by the underground operations with a variable open pit contribution to both the CIP plant and heap leach pads.

Open Pit Mining Operations
--------------------------

Over the operating life of Fazenda Brasileiro there have been several shallow open pits near the current ramp portals as well as several pits in the nearby area. Currently there are active pits at Papagaio and Lagoa do Gato. The most recent Barrocas Oeste pit ceased operation in April 2003. Typically these pits have been 30 to 50 metres deep with mining by air track drilling, backhoe loading and highway type truck haulage to the mill or heap leach site. Pre-strip and waste material from the pits is set aside and used for backfilling on completion of mining.

Due to the recent inability of the underground operations to supply the required 80,000 tonnes per month to the milling operations, open pit operations have been accelerated to provide about 20,000 tonnes per month of lower grade material to the mill. If the mill capacity could be met by underground operations, this lower grade open pit ore would be heap leached. The present situation will have the effect of reducing the Mineral Reserves available for the heap leach operation, which is projected to cease in 2004. It is expected that the mill will process about 80,000 tonnes of low grade in the first half of 2003, at which point the underground operation is projected to return to capacity. Milling of the lower grade ore is being justified on an incremental milling cost basis rather than operating the mill at reduced capacity.

Underground Operations
----------------------

The main access to the underground operations is by ramp. Over the life of the operations, four main ramps, the C, E, F and G, have been developed along the strike of the mineralization. The C, E and G ramps have surface portals and the F ramp was developed from an underground split from the G ramp. Initial underground production was sustained by ramp haulage to the surface crushing plant. When underground operations in the C and E ramps progressed deeper, a central shaft of 470 metres and underground crushing plant were installed for handling both ore and waste. Current underground production is being sustained by operations from the E ramp extension below the shaft bottom and both ore and waste are hoisted to the surface.

Underground mining employs blast hole stoping from sub-levels developed in the footwall of the mineralization. The stoping areas are accessed initially from the main haulage ramp developed in the footwall and diamond drilling is carried out from the ramp at 25 metre intervals to define the location of the mineralization. Sub-levels are then developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote control equipment is used to load and haul the ore from the stoping areas to articulated haulage trucks at loading points in the sub-levels.

The sub-horizontal plunge and approximate 45(degree) dip of the ore body, combined with a thickness up to 40 metres, provides for low development and operating costs. Future operations in the deeper areas of the E ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G ramps. Operations to date have seen most of the waste rock hauled to surface. Disposal of waste rock in abandoned underground workings should be investigated as a way to reduce costs.

The underground workings have good ground conditions that do not require any special support to ensure stable openings. Development headings are typically scaled and bolted using a combination of hand and single boom scaler with rock bolts installed by single boom bolters. Cable bolts are used to secure the hanging wall in the rib pillar area at the entrance of the stoping areas from the sub-levels.

Difficulties with the fall of loose rock from the fan drilling operation have resulted in two fatalities in the mine. This has been addressed by equipping the fan drills with operator cabs and closed circuit cameras to monitor and control the drilling operation.

     Mine Equipment

Ramp and sub-level development is carried out using two-boom electric hydraulic jumbos. Fan drilling is carried out with single-boom electric hydraulic jumbos. Stope mucking is carried out with remote control LHD units and articulated 25 and 35 tonne trucks are used for ramp haulage of ore and waste. The mine employs an equipment monitoring and control system located on surface that tracks and dispatches the mobile equipment to the various workplaces as required. The dispatch works with daily plans as well as ongoing progress and availability of equipment to optimize the allocation.

Due to the approaching end of mine operations, CVRD has restricted investment in replacement of mine equipment. Instead, equipment is being refurbished as needed and subject to higher maintenance requirements to maintain the required availability. During May 2003, mine development and production were delayed by mechanical problems with a drill jumbo that had just been subject to a major overhaul. The advanced age and maintenance requirements of the drill jumbos are the primary concern of the CVRD operations and maintenance group. Four of the jumbos are regarded as critical to the operation with the two others, in service since 1997 and 1993, requiring high maintenance and are often out of service.

Although the operation has been authorized to make up equipment requirements with rental units, this has not been done to date. The mine was unable to sustain mill capacity for part of 2002 and the first four months of 2003. Mine development, which fell behind in 2002, is scheduled to catch up in the second half of 2003 allowing the mine to again provide the scheduled underground production of 80,000 tonnes per month.

     Mine Ventilation

The mine is primarily ventilated by a series of ventilation raises that exhaust air to surface and the ramps and shaft provide the fresh air intake. The raises are connected to the main ramp in the active mining areas and secondary ventilation fans and tubing are used to carry the fresh air into individual stoping areas. There is a total of 11 ventilation raises to surface. In the inactive mining areas the ventilation raises downcast fresh air.

In May 2003, the mine development and stoping activity at the main underground production area at the bottom of the E ramp were hampered by delays in development of the ventilation raise extension to the deepest working area of the mine. The delays were caused by a number of failures of the raise boring equipment.

     Mine Dewatering

Mine dewatering is carried out with a series of pump stations in the main ramps to the bottom of the central ventilation raise. Water is then pumped to surface through two additional pump stations. The mine produces very little water and most of the pumping requirements arise from the mining activity.

     Mine Maintenance

Apart from minor repairs, maintenance of mobile equipment is carried out in a surface shop located near the C ramp portal. This contributes to increased downtime due to the ever-increasing distance of the mining faces from the repair facility. The operation should consider more extensive mobile maintenance capability and ways to complete equipment service and maintenance underground.

The practice of the CVRD maintenance group is to complete certain component rebuilds on site. WGM believes that it is usually more cost effective when component rebuilds are handled by equipment manufacturers and speciality off site maintenance shops. Component rebuilds on site result in extensive warehouse inventory and/or extensive delays in waiting for small parts. This reduces equipment availability, which is important to the current operation.

     Mine Workforce and Shift Schedule

The mine workforce is made up of contractors and company employees and the split in responsibilities is primarily based on the job skills required with high skill jobs being handled by CVRD employees. CVRD employees carry out the drilling, blasting, mucking, shaft operation and haulage operations. The contractors carry out all open pit mining, underground face marking, raise boring and mine service operations.

The open pits operate on a three shift per day schedule with two nine-hour shifts and one six-hour shift, six days per week. The underground operations have four six-hour shifts per day with six days per week in the normal operating schedule. The effective working time underground is five hours per shift due to lengthy travel time. Alternative schedules have been considered by CVRD but it has been concluded that the end of shift blasting requirements and the peak power shutdown requirements between 5:30 p.m. and 8:30 p.m. makes alternative schedules unattractive. If an eight-hour schedule is used, labour legislation requires that miners be brought to surface during the shift. This would considerably reduce the effective work time at the face.

Mill Operations
---------------

The Fazenda Brasileiro mill is a conventional CIP plant which has achieved an average recovery of 94.6% over the past 10 years. The flowsheet employs two-stage crushing and ball milling with gravity recovery incorporated in the grinding classification circuit. Gravity concentrate is upgraded from 0.6% gold to approximately 10% gold on shaking tables located in the secure refinery area.

The remaining gold in the mill circuit is subjected to cyanidation in mechanically agitated tanks followed by carbon recovery in mechanically agitated CIP tanks. Two leach and CIP circuits operate as separate parallel circuits. The activated carbon is loaded to 9,000 grams of gold per tonne and subjected to pressure stripping and electrowinning for recovery of the gold. Refining of the gravity concentrates and gold from electrowinning is carried out in induction furnaces. The carbon circuit has acid washing and furnace regeneration equipment for reactivation of the carbon.

The mill has historically processed 960,000 tonnes per year with operations shutdown daily during the three-hour peak power consumption cost period. In 2002, the mining operations were unable to fully supply the mill capacity with a total of 937,100 tonnes milled. This shortfall has extended into the first half of 2003.

In the first quarter of 2003, CVRD decided to accelerate open pit operations and divert lower grade ore into the milling circuit to more fully utilize the milling capacity. This was justified on an incremental milling cost basis and the mine plan projects a restoration of 80,000 tonnes per month underground mining production in July 2003.

The heap leach operation has produced 76,414 ounces over the past 10 years of operation at an average recovery of 78%. In 2002, production fell to 2,408 ounces at a recovery of 70.8%. Based on the current reserve base and LOM plan, the heap leach operation will end in 2004.

Heap leach ore is crushed to minus 20 millimetres and agglomerated with cement in a crushing plant devoted to the heap leach operation. The ore is leached on multi-layer heaps (3 to 6 metre layers) near the C ramp portal and mill. The gold bearing solution from the heap is pumped to the carbon absorption circuit at the mill for gold recovery and accounted for separate from the mill operation based on the solution volume and grade. The leach grade time is varied by material type, generally between 60 and 90 days.

The mill tailings are discharged to a lined basin and the water is reclaimed to the mill circuit. The system is operated as a zero discharge system and water inventories are kept low for the rainy season. Although the mill has a cyanide destruction circuit as a backup, the operation is able to keep the water inventory levels low in the tailings ponds. The basin consists of three lined areas for containment of solids and a solution holding pond, which have sufficient capacity for the operation until 2006. If the LOM is extended, another tailings dam will have to be constructed to extend the operation.

Operating Costs
---------------

Over the history of the mine, operating costs have been reduced from a high of US$44.89 per tonne to US$23.92 per tonne, which equated to US$146 per ounce in 2002. (WGM in its 2003 technical review found some discrepancies in operating cost numbers being used by different groups at the mine site. These discrepancies have been investigated and WGM is confident that the costs used in this report represent actual site costs with a small margin of error which does not impact the economic analysis in a significant manner.) The major contributions to the recent cost reductions have been currency devaluations as well as the reduction in the number of employees and increasing engagement of contractor personnel at the operation. CVRD employees have a payroll burden that is equal to 3.5 times the base salary, which contributes to a payroll cost in the higher range of comparable Brazilian operations.

The change of CVRD ownership from the state to a private company in 1997 has allowed the reduction in the workforce and the transition to contracted employees. The current workforce of approximately 1,005 employees is still excessive for the modern and highly mechanized operation and provides an opportunity for further reduction and cost savings.

Life of Mine Operating Plan
---------------------------

Based solely on the Proven and Probable Mineral Reserves as of December 31, 2002, the Fazenda Brasileiro operation has less than three years of remaining life. However, based on their historically good success in upgrading resources to reserves (about 80%), CVRD's LOM plan for the Fazenda Brasileiro operation incorporates some recent Inferred Mineral Resource estimates and has production continuing until March 2007. Yamana advises that these Inferred Mineral Resource estimates do not conform to NI 43-101 reporting standards and, due to the uncertainties of Inferred Mineral Resources, it cannot be assumed that all or part of any of the Inferred Mineral Resources will be upgraded to Measured Mineral Resources or Minerals Reserves. The mine has also reduced the in-stope cut-off recently and this has had the effect of extending the projected mine life. Based on current reserves and the projected milling of low grade ore, over the short term in the CIP circuit, the heap leach operation is projected to end in 2004.

                             EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended February 28, 2003, February 28, 2002 and February 28, 2001 (to the extent required by the Regulation) in respect of the individuals who were, at February 28, 2003, the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $100,000 (approximately US$68,564) (the "Named Executive Officers"):

                           Summary Compensation Table
                           --------------------------

                                                       Annual Compensation                        Long-Term
                                                                                                Compensation
                                       ----------------------------------------------------------------------------
                                                                                                    Awards
                                                                                           ------------------------
                                                                           Other Annual        Securities Under
  Name and Principal                        Salary           Bonus        Compensation          Options Granted
        Position              Year           (US$)           (US$)             (US$)                 (#)
-------------------------------------------------------------------------------------------------------------------
  Victor H. Bradley        2003          $175,000       $125,000          NIL                NIL
  President and Chief      2002          $176,000       NIL               NIL                1,100,000
  Executive Officer        2001          $180,500       NIL               NIL                180,000
-------------------------------------------------------------------------------------------------------------------
  Melvin L. Klohn          2003          $114,000       NIL               NIL                NIL
  Vice President,          2002          $115,000       NIL               NIL                400,000
  Exploration              2001          $117,000       NIL               NIL                40,000
-------------------------------------------------------------------------------------------------------------------
  William V. Schara        2003          $83,333        NIL               NIL                NIL
  Vice President,          2002          $97,250        NIL               NIL                410,000
  Finance and Chief        2001          $88,000        NIL               NIL                83,000
  Financial Officer
-------------------------------------------------------------------------------------------------------------------

No stock options were granted to the Named Executive Officers, and no stock options were exercised by the Named Executive Officers, during the fiscal year ended February 28, 2003.

The following table (presented in accordance with the Regulation) sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

               Aggregated Option Exercises in Last Fiscal Year and
                        Financial Year-End Option Values
                        --------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                         Value of Unexercised In-the-Money
                          Unexercised Options at Fiscal Year-End          Options at Fiscal Year-End ($)
                                           (#)                              Exercisable/ Unexercisable
         Name                   Exercisable/ Unexercisable
-----------------------------------------------------------------------------------------------------------------

  Victor H. Bradley                   2,000,000/NIL                                   NIL/NIL
  President and Chief
  Executive Officer
-----------------------------------------------------------------------------------------------------------------
  Melvin L. Klohn                      725,000/NIL                                    NIL/NIL
  Vice President,
  Exploration
-----------------------------------------------------------------------------------------------------------------
  William V. Schara                    725,000/NIL                                    NIL/NIL
  Vice President,
  Finance and Chief
  Financial Officer
-----------------------------------------------------------------------------------------------------------------

Employment Contracts

The Corporation has entered into employment agreements (i) dated May 1, 1995, as amended on February 6, 1998, May 29, 1999 and May 16, 2003 with Victor H. Bradley, President and Chief Executive Officer, (ii) dated February 6, 1998, as amended May 27, 1999 and May 16, 2003, with Melvin L. Klohn, Vice President, Exploration and (iii) dated February 6, 1998, as amended May 27, 1999 and May 16, 2003, with William V. Schara, Vice President, Finance and Chief Financial Officer (the "Employment Agreements"). The Employment Agreements relating to Mr. Bradley provide that on termination of Mr. Bradley's employment with the Corporation for any reason other than cause, Mr. Bradley is entitled to a payment equal to three times his highest annual salary. Mr. Bradley's current annual salary is US$200,000. The Employment Agreements relating to Mr. Klohn and Mr. Schara provide that on termination of their employment with the Corporation for any reason other than cause, the employee is entitled to a payment equal to his highest annual salary. The highest annual salaries, excluding bonuses, of Mr. Klohn and Mr. Schara are US$114,000 and US$ 100,000, respectively. In addition, any previously issued options which are not exercised within 30 days of such termination will be cancelled by the Corporation upon payment of an amount equal to the difference between the exercise price of such options and the greater of (i) the average closing price of the Common Shares on the TSX during the 30 day period prior to such termination and (ii) the average acquisition price per Common Share of the most highly priced 1 % of the Common Shares acquired by any person in connection with a change of control (as defined below).

In the event (i) that any person, or any person together with its affiliates, beneficially owns or exercises control or direction over voting securities of the Corporation or a successor thereto carrying 30% or more of the then outstanding voting securities, or in the event of the approval by the Shareholders of all necessary resolutions required to permit any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, voting securities of Yamana or a successor thereto carrying 30% or more of the votes attached to all voting securities then outstanding, even if the securities have not yet been issued to or transferred to that person, or in the event of the approval by the Shareholders of all necessary resolutions required to permit the sale to a person who is not affiliated with Yamana of all or substantially all of the assets of Yamana; (ii) or the sale to a person who is not affiliated with the Corporation of assets of the Corporation at a price greater than or equal to 25% of the net assets of the Corporation, as shown on a consolidated balance sheet for the Corporation at the end of the last completed financial quarter of the then-current financial year, or as at the end of the last completed financial year if the sale occurs during the first quarter of a financial year; or (iii) the Corporation becomes insolvent or generally not able to pay its debts as they become due (each such event, a "change of control"), and Mr. Bradley resigns within 12 months of the change of control for the sole reason of the occurrence of the change of control, Mr. Bradley is entitled to receive a severance amount equal to three times his annual salary plus 25%. In addition, any previously issued options which remain outstanding will be cancelled upon payment of an amount per common share calculated in the same manner as described above. The definition of a change of control includes insolvency of the Corporation under the Employment Agreements.

In the event that Mr. Klohn or Mr. Schara resigns within 12 months of a change of control for the sole reason of the occurrence of the change of control (as defined above), each of them is entitled to receive a severance amount equal to his annual salary plus 25%. In addition, any previously issued options which remain outstanding will be cancelled upon payment of an amount per common share calculated in the same manner as described above.

Notwithstanding the foregoing, Mr. Bradley has agreed that he will resign his employment upon completion of the Proposed Transaction in consideration for a payment comprising US$50,000 and the issuance of 350,000 common shares in the capital of Yamana following the Share Consolidation. Severance arrangements with other officers remain under negotiation.

Compensation of Directors

The  Corporation   reimbursed  Mr.  Fletcher  for  any  out-of-pocket   expenses
reasonably incurred while performing his duties. The Corporation paid no fees to any of the other non-executive directors for meetings attended.

Composition of the Compensation Committee

The members of the Compensation Committee of the Board of Directors are R. Stuart Angus, J. Edward Fletcher and Lance S. Tigert. No member of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the fiscal year ended February 28, 2003.

The Corporation's executive compensation program is administered by the Compensation Committee. The Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to appointment and remuneration of executive officers of the Corporation. The Compensation Committee also evaluates the performance of the Corporation's senior executive officers and reviews the design and competitiveness of the Corporation's compensation plans. The Compensation Committee did not meet during the fiscal year ended February 28, 2003; instead, compensation decisions were made by the Board of Directors.

Report on Executive Compensation

Executive compensation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Compensation for each of the Named Executive Officers consists of a base salary, stock options and a discretionary bonus determined from time to time by the Compensation Committee. Compensation is directly tied to corporate and individual performance.

The level of base salary for each employee at this stage of the Corporation's development is determined by the level of responsibility and the importance of the position to the Corporation, all with a view to being consistent with industry norms. Options are designed to give each optionee an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. It is the Compensation Committee's view that options align the interests of executive officers with the longer term interests of shareholders. In determining the number of common shares subject to each option, the Compensation Committee gives consideration to the individual's present and potential contribution to the success of the Corporation.

Chief Executive Officer

The salary of Victor H. Bradley, the President and Chief Executive Officer of the Corporation, and the amount of any bonus paid to Mr. Bradley, is determined by the Compensation Committee in accordance with the principles outlined above. Reference is also made to the compensation of chief executive officers of an appropriate comparable group of similarly situated public mining companies selected by the Corporation. While no mathematical weighting formula exists, the Compensation Committee considers all factors which it deems relevant including the Corporation's share price, the duties and responsibilities of the Chief Executive Officer, current compensation levels and other special or extenuating circumstances.

The foregoing report dated as at March 18, 2003 was submitted by the Board of Directors.

                                PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on the Common Shares with the cumulative total return of the S&P/TSX Composite Index01, assuming dividend reinvestment.

          Performance Chart: YRI Share Price vs. TSE/S&P/TSX Composite

                               [GRAPHIC OMITTED]


(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1997 to 2002).

                              MANAGEMENT CONTRACTS

Management functions of the Corporation are substantially performed by directors or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

As a result of the matters to be acted upon at the Meeting, certain agreements have been or will be negotiated in respect of stock options and severance arrangements for resigning officers and directors. For information regarding the agreements entered into as at the date of this Information Circular, see "Executive Compensation - Employment Contracts".

Except as disclosed above or elsewhere in this Information Circular, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                             SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2004 annual meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before March 27, 2004, to be considered for inclusion in the management information circular for the 2004 annual meeting of the Shareholders.

It is the position of the Corporation that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

                             ADDITIONAL INFORMATION

The Corporation will provide, upon request to the Corporation at 66 Wellington Street West, Suite 3600, Toronto, Ontario, Canada M5K 1N6, a copy of the following documents: (a) the latest annual information form of the Corporation, together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the consolidated financial statements of the Corporation for the financial year ended February 28, 2003 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for periods subsequent to February 28, 2003; and (c) this Information Circular. The Corporation may require a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting and as described herein. If any other matter properly comes before the Meeting, it is the intention of the persons named in the proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                    APPROVAL

The contents and sending of this Information Circular have been approved by the directors of the Corporation.

                                        ON BEHALF OF THE BOARD

                                        (signed)
                                        ----------------------------------------
                                        Victor H. Bradley
                                        President and Chief Executive Officer

                            GLOSSARY OF MINING TERMS

The following is a glossary of technical  terms that appear in this  Information
Circular:

"arsenpyrite"       A relatively  common sulphide  mineral,  FeAsS, and the most
                    common  arsenic  mineral;   occurs  in  many  ore  deposits,
                    especially those containing lead, silver, and gold.

"Au"                Gold.

"cataclastic rock"  A rock composed of minerals  that have been  severely  bent, broken, and granulated by dynamic metamorphism.

"chlorite"          A green mica-like  mineral,  often occurring as small flakes
                    or  scales  and  sometimes  as  clay-sized  grains;   widely
                    distributed, especially in low-grade metamorphic rocks or as a hydrothermal alteration product.

"CIM"               Canadian Institute of Mining, Metallurgy and Petroleum.

"deposit"           A mineralized  body which has been physically  delineated by sufficient drilling,  trenching, and/or underground work and found to  contain  a  sufficient  average  grade of metal or metals to warrant  further  exploration  and/or  development
                    expenditures.   Such  a  deposit   does  not  qualify  as  a
                    commercially   mineable  ore  body  or  as  containing   ore
                    reserves, until final legal, technical, and economic factors have been resolved.

"EIS"               Environmental Impact Study.

"epigenetic"        A mineral deposit formed later than the enclosing host rock.

"felsic" Light-colored igneous rocks composed largely of silica-rich minerals such as quartz and feldspar.

"g/t" Grams per metric tonne - often used to report the small concentrations of valuable metals such as gold and silver present in a larger body of rock or other material; 1 g/t equals a concentration of 1 part per million (ppm).

"gangue, gangue     Valueless  minerals in ore;  that part of an ore that is not
minerals"           economically  desirable but cannot be avoided in mining.  It is  separated  from the ore minerals  during  concentration.

"garimpeiro"        Artisanal miner, small-scale miner, placer miner.

"garimpo"           Small  shallow  surface   working  or  diggings;   generally
                    small-scale operation to exploit alluvial or placer gold.

"gneiss, gneissic"  A weakly to moderately foliated metamorphic rock, often with a somewhat granular texture and composition similar to granite.

"grade"             The weight of precious metals in each tonne of ore.

"ha"                Hectare;  unit of area equal to 0.01  square  kilometres  or
                    2.47 acres.

"haematite,         A common and major iron oxide  mineral,  Fe203,  found as an
hematite"           accessory   mineral  in  many  igneous,   metamorphic,   and
                    sedimentary rocks.

"host rock"         A body of rock  serving  as a host  for  other  rocks or for mineral deposits.

"hydrothermal       A rock or rock zone that has been  changed  (altered) by the
alteration;         reaction of hot  (hydrothermal)  water,  typically hot water
hydrothermal        that has been  derived from a body of molten rock (magma) or
alteration zone     other sources deep in the earth's crust.
(HAZ)"

"kaolin, kaolinite" A soft white  aluminium  silicate  clay  mineral,  formed by hydrothermal alteration or weathering of aluminosilicate minerals.

"LI"                Construction License.

"lode" A mineral deposit consisting of a zone of veins, veinlets, disseminations, or planar breccias; a mineral deposit in bedrock as opposed to a placer or alluvial deposit.

"m"                 Metre.

"mafic, ultramafic" Dark-colored igneous rocks composed largely of magnesium and iron silicates; generally contain little or no quartz (silica).

"meta-arenitem      Metamorphosed  (respectively)  sandstone,  mudstone,  pebble
metapelite,         stone.
metaconglomerate"

"metamorphic rock, Any rock derived from pre-existing rocks by a partial or metamorphossed complete recrystallization in the solid state in response to
rock"               marked changes in temperature,  pressure,  shearing  stress, and chemical environment, generally at depth in the Earth's crust.

"metallurgy"        The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

"micron"            0.000001 metres.

"mine" An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

"mineral reserves"  That part of a measured or indicated  mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factor. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

                    "proven mineral reserves"   That  part  of a  measured
                                                mineral  resource  that  is  the
                                                economically  mineable  part,
                                                demonstrated  by at  least  a
                                                preliminary   feasibility  study
                                                that  includes   adequate
                                                information on mining,
                                                processing, metallurgical,
                                                economic, and other relevant
                                                factors that demonstrate, at the
                                                time of reporting, that economic
                                                extraction is justified.

                    "probable mineral reserves" That part of an indicated and in some circumstances  as  measured
                                                mineral  resource  that  is the
                                                economically  mineable  part
                                                demonstrated  by  at  least  a
                                                preliminary feasibility study
                                                that  includes   adequate
                                                information on mining,
                                                processing, metallurgical,
                                                economic, and other relevant
                                                factors that demonstrate, at the
                                                time of reporting, that economic
                                                extraction can be justified.

"mineral resources" A concentration or occurrence of natural,  solid,  inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

                   "measured mineral resource" That part of a mineral resource for which quantity, grade or
                                               quality, densities, shape and
                                               physical characteristics are so
                                               well established that they can be
                                               estimated with confidence
                                               sufficient to allow the
                                               appropriate application of
                                               technical and economic
                                               parameters to support
                                               production planning and
                                               evaluation of the economic
                                               viability of the deposit. The
                                               estimate is based on detailed and
                                               reliable exploration, sampling
                                               and testing information gathered
                                               through appropriate techniques
                                               from locations such as outcrops,
                                               trenches, pits, workings and
                                               drill holes that are spaced
                                               closely enough to confirm both
                                               geological and grade continuity.

                   "indicated mineral resource"That part of a mineral resource for which quantity, densities,
                                               shape and physical
                                               characteristics can be
                                               estimated with a level of
                                               confidence sufficient to allow
                                               the appropriate application of
                                               technical and economic
                                               parameters and to support mine
                                               planning and evaluation of the
                                               economic viability of the
                                               deposit. The estimate is based on
                                               detailed and reliable
                                               exploration and testing
                                               information gathered through
                                               appropriate techniques from
                                               locations such as outcrops,
                                               trenches, pits, workings and
                                               drill holes that are spaced
                                               closely enough for geological and
                                               grade continuity to be reasonably
                                               assumed.

                   "inferred mineral resource" That part of a mineral resource for which quantity and grade or
                                               quality can be estimated on the
                                               basis of geological evidence
                                               and limited sampling and
                                               reasonably assumed, but not
                                               verified, geological
                                               and grade continuity. The
                                               estimate is based on limited
                                               information and sampling gathered
                                               through appropriate techniques
                                               from locations such as outcrops,
                                               trenches, pits, workings and
                                               drill holes.

"mineralization"    The  process or  processes  by which a  valuable  mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

"mm"                Millimetres (0.001 metres).

"muscovite"         A white mica mineral,  potassium-aluminium-silicate,  occurs as very thin sheets, often in granitic or metamorphic rocks.

"mylonite"          A rock or rock zone that has been  severely  granulated  and pulverized by intense shearing and/or dynamic metamorphism.

"NI 43-101"         National  Instrument  43-101 - Standards of  Disclosure  for
                    Mineral Projects.

"ounce" or "oz"     Troy ounce, equal to approximately 31.103 grams.

"ore" A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"phyllite"          A foliated rock formed by weak metamorphism of mudstone.

"pyrite" The most common sulphide mineral, FeS2, occurs widely in veins and in association with many igneous and metamorphic rocks.

"quartz" The most common silica (Si02) mineral, often occurs as a major constituent in many types of igneous, metamorphic, or sedimentary rocks; also often an important component of hydrothermal alteration and a major component of hydrothermal veins.

"quartzite"         A very hard granular  rock  consisting  mostly of quartz;  a metamorphic rock that was originally a quartz sandstone.

"RIGB"              Rio Itapicura Greenstone Belt.

"RQD"               Rock Quality Determination.

"recovery"          A term,  generally  stated as a percentage,  used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

"sericite"          A fine-grained white mica mineral, occurs in small scales as an alteration product of various aluminosilicate minerals.

"SG"                Specific gravity.

"tonne"             A metric tonne, 1,000 kilograms or 2,204.6 pounds.

"WGM"               Watts,   Griffis  and  McOuat  Limited,   Consulting  Mining
                    Geologists and Engineers.